ENDO PHARMACEUTICALS 2005 ANNUAL REPORT



What drives us...

ENDO
PHARMACEUTICALS




$1,000
$800
$600
$400
$200
'01 '02 '03 '04 '05

Net Sales
(in millions)


$600
$500
$400
$300
$200
$100
'01 '02 '03 '04 '05

Cash & Cash Equivalents
(in millions)


$1,000
$800
$600
$400
$200
'01 '02 '03 '04 '05

Stockholders' Equity
(in millions)

...is our passionate pursuit of improving patients' lives.

Endo Pharmaceuticals is a fully integrated specialty pharmaceutical company with market leadership in pain management products and an expanding presence in complementary therapeutic areas. The company researches, develops, produces and markets a broad product offering of branded and generic pharmaceuticals, meeting the needs of healthcare professionals and consumers alike.

ENDO AT A GLANCE
Headquarters: Chadds Ford, Pennsylvania
2005 Net Sales: $820.2 million
Employees: 710 at December 31, 2005
NASDAQ Ticker Symbol: ENDP
Web: www.endo.com

Product Pipeline

PRODUCT	TARGET INDICATION
Oxymorphone Hydrochloride	
Extended-release tablets (Co-developed with Penwest Pharmaceuticals Co.)	Moderate-to-severe pain in patients requiring continuous, around-the-clock opioid therapy for an extended period of time
Oxymorphone Hydrochloride	
Immediate-release tablets	Acute moderate-to-severe pain
Frova® (frovatriptan)	
Long-acting triptan (selective serotonin receptor agonist) (Exclusive North American marketing rights licensed from Vernalis Development Limited)	Prophylaxis for Menstrual Migraine
Rapinyl™	
Fast-dissolving tablet of fentanyl for sublingual administration (Exclusive North American marketing and development rights licensed from Orexo AB)	Breakthrough cancer pain
Topical Ketoprofen Patch	
(Exclusive U.S. and Canadian development and commercialization rights licensed from ProEthic Pharmaceuticals, Inc.)	Localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains
LidoPAIN® BP	
Topical analgesic patch (Exclusive worldwide commercialization rights licensed from EpiCept Corp.)	Acute low back pain
Lidoderm® (lidocaine patch 5%)	
(Exclusive U.S. marketing and development rights licensed from Hind Healthcare Inc.)	Other indications
CHRONOGESIC™ (Sufentanil)	
Pain Therapy System (Exclusive U.S. and Canadian marketing and distribution rights licensed from DURECT Corporation)	Chronic moderate-to-severe pain in patients who require chronic opioid administration and who are opioid responsive
Transdermal Sufentanil Patch	
(Exclusive U.S. and Canadian development and commercialization rights licensed from DURECT Corporation)	Moderate-to-severe chronic pain for up to seven days
Other (Undisclosed)	


PRECLINICAL
PHASE I
PHASE II
PHASE III
NDA FILED



Peter A. Lankau
President and Chief Executive Officer

Dear Fellow Shareholder:

Patient focused. Performance driven. Simply put, that is how I would describe Endo in a five-second sound bite. I think it accurately summarizes our business philosophy: all that we do is done with a direct line of sight to the patient and with the highest level of integrity.

From Endo's inception almost nine years ago to today, improving the lives of patients in pain is what drives us. The results speak for themselves: an approximately 34% compound annual growth rate in net sales from 1998, our first full year of operations, through 2005. In addition, Endo was named one of the 100 fastest-growing companies in the U.S. in 2005 by *FORTUNE* magazine.

Our passion for meeting the needs of those who suffer from acute, chronic or neuropathic pain is what has made us a leader in pain management. Applying that same focus and intensity to create a leadership position in complementary therapeutic areas – while remaining anchored in pain management – is what we believe will continue to sustain our growth as we pursue our vision of becoming a premier specialty pharmaceutical company.

In 2005, we made significant, tangible progress that we believe has set the stage for the next step in that journey. At year-end, Endo had one of the broadest and deepest pipelines in pain management. As 2006 unfolds, we are confident that the results of this effort will begin to bear fruit as we embark on a new phase in our growth.

Year in Review

I am pleased to report another strong financial performance for Endo in 2005. Net sales were $820.2 million compared with $615.1 million for the year ended December 31, 2004, an increase of 33%. Net income was $202.3 million in 2005 versus $143.3 million in 2004. Diluted earnings per share for the year ended December 31, 2005 were $1.52 compared with $1.08 in the same period of 2004.

Continued strong net sales of Lidoderm®, our topical local analgesic patch indicated for the treatment of pain associated with postherpetic neuralgia (PHN), was a significant factor driving our growth. In fact, Lidoderm®, which totaled $419.4 million in 2005 net sales, was listed by Forbes.com as the eighth fastest-growing pharmaceutical product in the U.S. in 2005. This is an especially impressive achievement considering Lidoderm® has been on the market since 1999.

While these financial results are satisfying, we realize that our continued success depends on our ability to sustain our growth over time. Toward that end, we were active in 2005 on a number of fronts that we believe position us well for further growth in 2006 and beyond. Specifically, we:

- Successfully completed three Phase III clinical trials and filed complete responses to the U.S. Food and Drug Administration's (FDA) approvable letters for our oxymorphone extended- and immediate-release tablets (oxymorphone ER and IR) being studied for chronic (ER) and acute (IR) moderate-to-severe pain;
- Initiated Phase III trials for Rapinyl™, a fast-dissolving sublingual tablet of the strong opioid fentanyl, being studied for breakthrough cancer pain;
- In an intensely competitive environment for new product opportunities, successfully executed three licensing deals, including an FDA-approved product in early 2006;
- Expanded our commercial capabilities with additional sales force capacity; and,
- Strengthened our R&D infrastructure with new clinical development capabilities.

Based in large part on these accomplishments, we believe 2005 was indeed a strong year for Endo, and will serve as a catalyst to accelerate the company's development and bring it forward into a new era of growth.

Platforms for Growth

When asked what keeps me awake at night, without hesitation I respond, "Diversification." While Lidoderm® has been a great success story for Endo, we currently rely on this one product for the majority of our revenue. To help address this issue, we have been very active over the last several years in building a quality, diverse pipeline. We believe our accomplishments in 2005 have allowed us to continue to further develop several important platforms that will help lessen our reliance on Lidoderm® and propel Endo to the next stage of our growth.

Oxymorphone

Our foremost near-term growth opportunity is oxymorphone. With the filing on December 22, 2005 of our complete responses to the FDA's approvable letters on Endo's New Drug Applications (NDAs) for oxymorphone ER and IR tablets, we are one step closer to bringing these opioid analgesics to market. We believe that, if approved, oxymorphone will give physicians an important new option in treating patients with moderate-to-severe acute and chronic pain.

Earlier this year, the FDA accepted these filings for substantive review and confirmed June 22, 2006 as the date it is scheduled to issue an action letter for each NDA under the Prescription Drug User Fee Act (PDUFA) guidelines. We would also expect the FDA to approve a trade name by that date.

If oxymorphone ER and IR are approved, we intend to launch these products as soon as possible thereafter. This would represent our first internally developed NDAs to reach the market, a remarkable achievement for such a young company, and would provide what we believe is a substantial commercial opportunity for Endo. Oxymorphone ER would compete in the market for long-acting opioids used to treat moderate-to-severe chronic pain, which totaled $3.7 billion in 2005 and has grown at a compound annual rate of more than 10% since 2002. Oxymorphone IR is intended for acute pain and would be promoted as a complement to the extended-release formulation.

Synera™

We also look forward to launching a third product in 2006: Synera™, an FDA-approved topical local anesthetic patch for which we obtained the exclusive North American marketing rights early in 2006. Synera™ is intended for use on intact skin to provide local dermal analgesia in children and adults prior to various medical procedures such as blood draws or intravenous cannulation. Expected to become commercially available in the second half of 2006, Synera™ will be promoted initially in the institutional setting by Endo's 70-person hospital sales force and will strengthen our presence in the critical-care market.

We are excited about the prospects for Synera™, which we believe offers considerable advantages over the current standard of care, including ease of use and more rapid onset of action. The opportunity for Synera's™ use is large, as according to published data, children under the age of 15 alone are hospitalized for an estimated 11.5 million days annually. These children are routinely subjected to multiple venous access procedures such as IV intravenous (IV) infusions, IV changes and blood draws. Synera™ also will be studied beginning in 2006 for use with additional procedures such as pediatric immunization, potentially giving healthcare providers another option to reduce the injection-site pain associated with childhood immunizations.

Frova® in Menstrual Migraine

As I write this, we await the results of a second, confirmatory Phase III trial evaluating Frova®, our triptan-class drug currently FDA-approved for the acute treatment of migraine headaches in adults, as a preventive treatment for Menstrual Migraine (MM). If positive, this study, together with already completed and positive Phase III efficacy and safety studies, will form the basis of a supplemental NDA (sNDA) filing in the first half of 2006 to support the extension of the existing Frova® label to include this new indication.

If approved, Frova® is expected to be the first triptan to be indicated for the prevention of any type of migraine and could provide physicians with a novel approach to treating MM. It is estimated that nearly half of all migraine headaches are menstrually related, affecting approximately 12 million women in the U.S.

Expanded Commercial Capability

In recent years, we have expanded our sales and marketing infrastructure to keep pace with our growth. The past year was no exception. To support the ongoing launches of Frova® and DepoDur®, we added approximately 115 new sales representatives to augment our existing sales force, which now totals 370 representatives. In so doing, we established a foothold in 2005 in two areas where previously we had limited or no presence – the outpatient migraine market and the hospital market.

Our promotional efforts in 2005 with regard to Frova® were focused on those neurologists and high-prescribing primary care physicians whose patients suffer from the most intractable, long-duration migraines. We believe that many of these patients, particularly women who suffer from menstrual migraines, can benefit from Frova®, which has been shown to be effective in reducing the incidence and severity of rebound headaches. We are encouraged that prescription trends for Frova® have begun to accelerate, an indication that our message is being accepted in the marketplace.

We also continue to be optimistic about DepoDur®, which we launched in late 2004, as our first exclusively hospital-based product. DepoDur® is delivered as a single epidural injection for the treatment of pain following major surgery. While initial sales of this product have not been as we had expected, we also realize that because DepoDur® represents a change in the paradigm for treating post-operative pain, the adoption process will take time. We will continue to focus our efforts in 2006 on driving formulary acceptance and facilitating the adoption process within each hospital.

As we expand our presence in the institutional setting, we will be addressing a new market for us – pediatric patients – when our existing 70-person hospital sales team begins to promote Synera™ in addition to DepoDur®. Should we receive final approval for oxymorphone ER and IR, we plan to add additional sales representatives to our specialty and primary care sales forces to ensure that all of our commercial and promotional efforts for each of our products – including Lidoderm® – continue to be well supported.

Research and Development Pipeline and Infrastructure

In 2006, we will focus our development efforts on various projects centered primarily in the pain management arena. Rapinyl™, intended to treat acute breakthrough cancer pain, is now in Phase III clinical trials, and we expect to file an NDA for this product in the second half of 2007. A sublingual, quick-dissolving tablet of fentanyl, Rapinyl™ will compete in the growing breakthrough cancer pain market. Some estimates suggest that 800,000 cancer patients in the U.S. experience one to four episodes of breakthrough pain per day.

Rounding out our menu of late-stage development projects is our topical ketoprofen patch, one of two products Endo in-licensed in 2005. A locally applied skin patch containing ketoprofen, a non-steroidal anti-inflammatory drug (NSAID), the ketoprofen patch is intended to relieve the pain and inflammation associated with soft-tissue injuries such as strains, sprains and tendonitis, an estimated $2.5 billion market. We believe it will offer physicians and patients an attractive alternative to systemically absorbed NSAID treatments.

Earlier in development is our transdermal, long-acting opioid analgesic patch that Endo will begin clinical testing in 2006. This product is intended to be a next-generation Duragesic® and would compete in the long-acting, strong-opioid market. The sufentanil patch employs DURECT's proprietary TRANSDUR™ drug-adhesive matrix formulation and is intended to provide relief of moderate-to-severe chronic pain for up to seven days.

To support our expanding pipeline, we restructured and strengthened our R&D organization in 2005 and added considerable management depth. A key component of this restructuring is our partnership with a leading clinical research organization, PPD Development, LP, that we believe will allow us to leverage PPD's flexibility, know-how and global reach to complement our internal R&D expertise. This partnering approach gives us the wherewithal to execute the logistics on multiple clinical trial projects simultaneously that we might not otherwise be able to do on our own, and is intended to help ensure that the product development process is executed in a timely fashion. We, of course, retain control on overall project management and decision-making for strategy, design and analysis.

A common thread in all of our products has been and will continue to be innovative methods of drug delivery. Our in-licensing and R&D efforts are focused on finding new and more convenient delivery technologies to help provide more effective treatment and drive better patient compliance. We believe that innovation allows us to differentiate our products from the competition, and strengthens our leadership position in pain management.

Business Development Initiatives

As a company that chooses not to possess drug discovery and basic research capabilities, our strategy has been to focus on licensing and acquisition activities to build and diversify our pipeline. Endo can bring a product through the development pipeline from the preclinical testing stage to commercialization. This makes us an attractive partner, particularly for smaller companies that lack the infrastructure to bring their products to market. In addition, we have proven with in-licensed products such as Lidoderm® that we have the focus and commitment needed to successfully commercialize products. Our relatively small size and entrepreneurial culture make us nimble enough to act decisively and without delay. Further, our strong financial position and our flexible structure afford us the ability to match our partners' requirements.

We have a full-time staff of professionals who monitor the market for products, companies or technologies, not only in pain management but also complementary therapeutic areas such as neurology, peri-operative care and supportive care oncology. Based on their efforts, Endo has licensed the rights to five products over the past two years, and we will continue to seek opportunities to accelerate and sustain our growth. Endo also has a dedicated alliance management function, the goal of which is to ensure that all of our licensing and functional relationships run smoothly and effectively.

Improving Patients' Lives

These are the platforms that we believe will drive Endo's growth now and into the future. But whatever the phase of our evolution as a company, one factor remains constant: our passionate pursuit of improving patients' lives. As you will note in the sections that follow this letter, everyone at Endo shares a common commitment to making a difference in the lives of patients with pain. This direct line of sight to the patient is what defines and characterizes Endo's culture. We know full well that pain is in many cases an under-served and under-treated condition that can interfere with the activities of daily living, and we take great pride and satisfaction in knowing that our products provide relief to millions of people every day. It is what drives us to develop new and better ways of treating pain and related disorders. As the leading provider of innovative solutions for patients with pain, we believe we are favorably positioned to benefit from the expected growth in the U.S. pain market.

This same passionate pursuit can be seen in our employees' willingness to make a difference in our local communities as well. Following the devastating effects of Hurricane Katrina, our employees contributed their time and money to aid the relief effort. Through our ongoing support for the Susan G. Komen Breast Cancer Foundation, Endo contributed again in 2005, and 38 of our employees participated in the annual Race for the Cure in Philadelphia. For the third consecutive year, a group of our employees entered a team in the MS (Multiple Sclerosis) Bike Tour in southern New Jersey to raise funds to support the fight against multiple sclerosis. I am proud to note that, out of 95 corporate teams, Endo raised the ninth-largest amount.

Acknowledgements

On April 19, 2006, Jeffrey R. Black, executive vice president, chief financial officer and treasurer, announced that he will retire from Endo, effective August 2006. Jeff has been with Endo since its inception, and he has been instrumental in our development as a fully integrated specialty pharmaceutical company. I know I speak for everyone at Endo when I say that we will be forever indebted to his contributions to our growth and to our success, and we wish him the best. I would also like to acknowledge the contributions of five former members of the Endo Board of Directors: Brian T. Clingen, Michael B. Goldberg, Frank J. Loverro, Michael W. Mitchell and David I. Wahrhaftig. Without the benefit of their counsel and expertise, Endo never would have achieved the level of success it enjoys today. We thank them for their contributions, and we wish them continued success. In 2006, we have welcomed two new directors, John J. Delucca and Michel de Rosen. A former senior executive for several major corporations including Coty Inc. and RJR Nabisco, Mr. Delucca brings to our board a wide range of expertise in financial operations and administration. Mr. de Rosen is the Chairman and Chief Executive Officer of ViroPharma Incorporated, a specialty pharmaceutical company focused in viral medicine. His extensive background includes more than 25 years of experience as a pharmaceutical industry executive, including five years as Chairman and CEO of Rhone-Poulenc Rorer (now Sanofi-Aventis). We look forward to benefiting from their broad-based knowledge and experience.

Outlook

Someday, when the history of Endo is written, I believe 2006 will prove to be the beginning of a significant new stage of our growth that will solidify our leadership position in pain management and propel us closer to our goal of becoming a premier specialty pharmaceutical company anchored in pain management with a balanced focus in complementary therapeutic areas. As highlighted later in this report, we have also been building an outstanding Senior Leadership Team with significant management experience and expertise to lead us to this next stage. They represent all functional areas of the company, and in turn, they lead outstanding teams of dedicated experts who are the Endo employees. This team has demonstrated the passion and commitment to fulfill our goals and each of them is a major contributor to our success.

In addition to the continued strong upward trend in net sales of Lidoderm®, we look forward to the following developments in 2006:

- FDA approval and launch of oxymorphone ER and IR
- Launch of Synera™
- sNDA filing for Frova® in prevention of Menstrual Migraine
- Continuing advancement of our development pipeline, with significant emphasis on three products: Rapinyl™; the topical ketoprofen patch; and the transdermal sufentanil patch
- Additional licensing and acquisition opportunities in pain management and closely allied therapeutic areas that will provide a source for further growth now or in the future and improve the lives of patients with pain.

On behalf of all the employees of Endo Pharmaceuticals, we thank you for your continued support. We welcome your comments and suggestions.

Sincerely,

Peter A. Lankau
President and Chief Executive Officer
April 19, 2006

Product Portfolio

Endo has a broad portfolio of branded, marketed products that includes established brand names as well as newer products. Through a sales force of approximately 370 sales representatives in the U.S., Endo markets its products to targeted physicians in pain management, neurology, surgery, oncology, anesthesiology and primary care. The sales force also targets retail pharmacies, hospitals and other healthcare professionals.


Lidoderm

Lidoderm®

Lidoderm® (Lidocaine Patch 5%), for use on intact skin, is the only topical analgesic patch indicated to treat the pain of postherpetic neuralgia.


Frova

Frova®

Frova® (frovatriptan) is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established.


DepoDur
20 mg/2 mL
(10 mg/mL)

DepoDur®

DepoDur® (morphine sulfate extended-release liposome injection) CII is a single dose extended-release injectable formulation of morphine for the treatment of pain following major surgery.


Percocet

Percocet®

Percocet® tablets (oxycodone and acetaminophen tablets, USP) CII are indicated for the relief of moderate-to-moderately severe pain.



Synera™

Synera™ (lidocaine 70 mg and tetracaine 70 mg) is a topical local anesthetic patch for use on intact skin to provide local dermal analgesia for superficial venous access (i.e., intravenous blood draws and infusions) and superficial dermatological procedures in children and adults. Synera™ is expected to become commercially available in the second half of 2006.


Lidoderm

Lidoderm® (Lidocaine Patch 5%)

A Topical Analgesic Patch

Lidoderm®, for use on intact skin, is the only topical analgesic patch approved by the FDA to treat the debilitating and painful condition known as postherpetic neuralgia (PHN).





"Some patients often require multiple prescription medications and over-the-counter products to treat various conditions. When those patients also suffer from postherpetic neuralgia, they express concern about adding yet another drug to their existing ones. It's a comfort to those patients to know that there is a safe and effective topical patch product available that can give them the pain relief they need without having to add another pill to their treatment regimen."

Gabe Somori, M.D., Coastal Pain Care Center, Lewes, Delaware

Constant burning. Incessant throbbing. Jabbing pain. These are among the words that patients use to describe the agony of postherpetic neuralgia, a chronic condition resulting from nerve damage caused by shingles.

Of the one million Americans diagnosed each year with shingles, roughly 20% will develop PHN. In many cases, PHN goes undiagnosed or misdiagnosed, in which case patients may continue to suffer.

Lidoderm® offers a safe and effective treatment for patients with PHN. The patch is applied directly to the painful area and produces an analgesic effect by the penetration of lidocaine into the skin. When used as directed, most of the drug is not absorbed into the bloodstream, which means that drug-drug interactions are unlikely – an important factor since many PHN patients are elderly and may be taking multiple medications.

localized and personalized

To support patients and ensure appropriate use of Lidoderm®, Endo offers comprehensive materials to assist healthcare professionals and their patients, including an assessment brochure and calendar to measure treatment progress. These materials and others have allowed Endo to make great strides in raising awareness with healthcare professionals about treatment options for PHN.

In 2006, Endo continues to raise awareness about the safe and effective treatment of Lidoderm® for PHN through a new promotional campaign featuring "Coach Jules." The materials emphasize Lidoderm® as a first-line treatment option for the localized pain of PHN.

Introduced in 1999, Lidoderm® is the only topical analgesic patch approved by the FDA to treat the pain of postherpetic neuralgia.

For full prescribing information, visit www.lidoderm.com.



Frova
frovatriptan succinate
2.5mg Tablets

Frova® (frovatriptan)

A Long-Acting Option for Migraine Suffers

Frova® can treat menstrual migraines with or without aura in adults where a clear diagnosis of migraine has been established.





"A migraine is an excruciating, debilitating headache, and too many women are suffering unnecessarily. In the medical community, we now have a greater understanding of what triggers a migraine – particularly menstrual migraines. Armed with this information and an accurate assessment of the complexity of the patient's migraine, a doctor can prescribe the best possible solution and put an end to the agony."

Madeleine Kitaj, M.D., Neurologist, Southbury, Connecticut

About 21 million American women suffer from migraines, and an estimated 12 million suffer from Menstrual Migraine (MM), moderate-to-severe monthly migraines that can disrupt a woman's ability to function for days at a time. Up to 60 percent of migraines in women are associated with menstruation.

Frova® is indicated for the acute treatment of migraine attacks with or without aura in adults where a clear diagnosis of migraine has been established. Its low mean recurrence rate suggests that Frova® is an excellent option for patients who experience MM and other migraines that last for a long period of time and have high rates of recurrence.

In 2005, to raise awareness about MM, Endo launched the "RALLY for Menstrual Migraine" program as part of a national educational effort to encourage women who suffer from menstrual migraines to talk to their doctors about their condition and appropriate treatment. Tennis star Serena Williams, who takes Frova® for her menstrual migraines, was the spokesperson for the campaign.

patient focused

Educational outreach efforts and a sales force expansion in 2005 helped raise awareness among doctors about the benefits that Frova® can offer MM patients. In fact, of the seven triptans on the market, only Frova® and two others showed market share growth in the second half of 2005.



www.frova.com

For full prescribing information, visit www.frova.com.


DepoDur™
20 mg/2 mL
(10 mg/mL)

DepoDur® (morphine sulfate extended-release liposome injection) CII

Post-Operative Pain Control

DepoDur® is the only single-dose epidural approved to manage pain for up to 48 hours following major surgery or after clamping the umbilical cord during elective cesarean section.





"Each year, about four million Americans undergo major orthopedic surgery, major abdominal surgery or elective cesarean section. These are serious events in patients' lives. The ability for the healthcare professional to deliver pain relief for up to 48 hours after these surgeries allows the patient to focus on healing rather than worrying about different ways to achieve pain control."

Eugene Viscusi, M.D., Director, Acute Pain Management Service
Jefferson Medical College, Philadelphia, Pennsylvania

Hip and knee replacements, major abdominal surgeries and elective cesarean section are among the major surgeries that millions of Americans undergo each year. Significant pain may follow each of these procedures, and controlling that pain is of great concern to patients and healthcare professionals alike.

a single-dose choice

DepoDur® is a single-shot, sustained-released epidural injection that provides effective pain relief for up to 48 hours. The one-dose administration may reduce the need for external tubes and pumps that are common with other forms of pain management following major surgery.

Our vision for DepoDur® is to establish it as the next generation of pain control following major surgeries that require an extended hospital stay. The product was introduced in late 2004 and is steadily gaining formulary acceptance in surgical hospitals and awareness among healthcare professionals.

DepoDur® also received significant attention in three prominent medical journals in 2005 and early 2006. Results of DepoDur® Phase III pivotal clinical trial studies in pain control after hip surgery were published in *Anesthesiology* in May 2005, while data from a pivotal trial in pain control after cesarean section and abdominal surgery appeared in *Anesthesia and Analgesia* in April 2005, and data from a pivotal trial in pain control after knee surgery were published in *The Journal of Bone and Joint Surgery*, February 2006.

In 2005, Endo provided support for more than 300 speaker and visiting professorship programs that allowed physicians to engage in in-depth discussions about pain control options for their patients.

For full prescribing information, visit www.depodur.com.

Synera™
(lidocaine 70 mg and tetracaine 70 mg) topical patch

Synera™ (lidocaine 70 mg and tetracaine 70 mg)

A Topical Anesthetic Patch

Synera™ is a topical local anesthetic patch for use on intact skin to provide local dermal analgesia in children over three and adults.



Children under the age of 15 are hospitalized for an estimated 11.5 million days each year. These children are routinely subjected to intravenous infusions, blood draws and other venous access procedures.

The American Academy of Pediatrics and the American Pain Society recommend treatment of all pain, including minor pain associated with venous punctures, and Synera™ offers a new treatment option.

In January 2006, Endo signed a licensing agreement with ZARS Pharma for the exclusive North American marketing rights for Synera™, a topical local anesthetic patch that offers a new choice for pain control for venous access procedures in children over the age of three and adults. Synera™ was approved by the FDA in 2005, and the product is expected to become commercially available in the second half of 2006.

a new option for intravenous procedures

Synera™ is an adhesive patch with a familiar bandage-like appearance and employs a novel warming technology to enhance the delivery of its lidocaine and tetracaine anesthetics into the skin.

The safety and efficacy of Synera™ have been demonstrated in a series of clinical trials that included more than 660 pediatric and adult patients undergoing superficial dermatological procedures.


Top Cover with Holes
CHADD Heating Pod
Skin Adhesive Layer
Heat-Sealable Film
Nonwoven Gauze
Local Anesthetic Formulation

Synera™ has a thin layer of local anesthetic formulation integrated with an oxygen-activated heating element (Controlled Heat-Assisted Drug Delivery, or CHADD™). The heating element enhances the delivery of anesthetics into the skin.

For full prescribing information, visit www.endo.com.

Research & Development

Possibilities for Patients

Endo's pipeline portfolio consists primarily of products intended to address acute, chronic and neuropathic pain conditions and closely allied therapeutic areas such as neurology.

Endo's product pipeline includes seven products in mid- to late-stage development, including two New Drug Applications, currently under FDA review, for oxymorphone ER and IR tablets.

Frova® (frovatriptan)

Endo's development partner, Vernalis Development Limited, has conducted a second confirmatory Phase III study of the use of Frova® for the prevention of menstrual migraine. In 2005, enrollment for this study was completed with 500 patients, and a separate long-term safety study was completed as well. Results of the Phase III confirmatory study are expected in the first half of 2006, and Endo intends to file a supplemental New Drug Application with the U.S. Food and Drug Administration. If approved by the FDA, Frova® is expected to be the first triptan with a prophylaxis indication.

Rapinyl™

Rapinyl™ is an oral, fast-dissolving tablet of fentanyl for sublingual administration. Licensed from Orexo AB, Rapinyl™ is being developed for the treatment of breakthrough cancer pain. Two clinical trials have been initiated for Rapinyl™, including a Phase III efficacy study with about 140 patients and a long-term safety study with 300 patients.

Topical Ketoprofen Patch

Licensed from ProEthic Pharmaceuticals, Inc. in March 2005, the topical ketoprofen patch is being developed as a once-daily localized treatment for acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains.

Transdermal Sufentanil Patch

In March 2005, Endo obtained exclusive U.S. and Canadian development and commercialization rights from DURECT Corporation for the transdermal sufentanil patch. Endo expects to continue early phase clinical studies with the sufentanil patch in 2006. It is being developed for the treatment of moderate-to-severe chronic pain for up to seven days with only one, nickel-sized patch.

Educational Initiatives

The cornerstone of Endo's commitment to improve patient care and advocate the responsible use of pain medications is its extensive educational outreach to both health care providers and patients.

Accountable, Responsible

The number-one priority for Endo's professional education team is to help ensure that healthcare professionals have clinically relevant tools and the most current information available to support the appropriate care of their patients. During 2005, the team advanced this commitment through a variety of educational initiatives. For example:

- Endo continued its support of the National Initiative on Pain Control™ (NIPC), designed to help clinicians improve outcomes for patients with chronic and acute pain, as well as migraine. In 2005, through NIPC, more than 125,000 clinicians received CE-accredited training and materials to help them understand and apply the principles of pain/headache assessment and management.
- Endo supported a national educational initiative on "Breakthroughs & Challenges in the Management of Common Chronic Pain Disorders," which was presented by the U.S. Department of Health & Human Service's Office on Women's Health in cooperation with 11 medical and professional societies involved with pain management.
- Endo supported the formation of the National Menstrual Migraine Coalition, an independent educational initiative with a mission "to increase awareness of menstrual migraine and disseminate information and education to patients and healthcare professionals about the importance of recognizing and treating this condition."
- Endo continued a concerted focus on educational initiatives that support the safe and responsible use of pain medications and seek to minimize the risk of misuse, abuse and diversion. The award-winning PainEdu website (www.painedu.org), as well as collaboration with professional societies and patient advocacy organizations, has extended the reach of these key educational efforts nationwide.

Making a Difference Award

Endo introduced the "Making a Difference Award" in 2005 to symbolize and honor the exceptional work and achievement of:

- *patients who overcome pain to accomplish extraordinary things;*
- *professionals who have a significant impact on their patients; and*
- *caregivers who ease the pain of a loved one.*

Past winners are featured on www.endo.com, along with nomination forms for the 2006 winners. Individuals selected for the Making a Difference Award receive a cash award or a donation in their name to the charity of their choice.

Leadership Focused on Improving Patients' Lives

Members of Endo's Senior Leadership Team believe they have a special obligation to do what's right for patients. This unshakable sense of responsibility is at the core of every leadership decision, action and direction.

Highlights of the Senior Leadership Team's experience appear on these pages, but they offer only a glimpse into the resourcefulness, entrepreneurial spirit, dedication and commitment that these executives and their respective teams bring every day to help yield new and better treatment options for patients.

Jeffrey R. Black
Executive Vice President, Chief Financial Officer and Treasurer

As Endo's CFO since its inception in 1997, Jeff has overseen all aspects of the company's financial and accounting operations, and his portfolio also includes responsibility for investor relations. A former partner at Deloitte & Touche LLP, his background includes approximately 20 years of experience in finance and M&A transactions, and he has played a key role in Endo's licensing and acquisition activities, a major component of the company's growth strategy. Jeff has announced his decision to retire, effective August 2006.

John E. Buckingham
Senior Vice President, Alliance Management

John joined Endo in 2004 after a successful career at Johnson & Johnson that included leadership roles in Global Strategic Marketing and Pharma Business Development and extensive product launch and therapeutic area experience. John's 16 years of experience in pharmaceutical licensing have been invaluable in establishing the Alliance Management function, which Endo believes makes it one of only a very few companies to have this structure in place.

Daniel J. Carbery
Senior Vice President, Operations

A chemical engineer by training, Daniel came to Endo in 2001 with a wide range of management, consulting, technical, and sales experience at companies such as Procter & Gamble, Nabisco, KPMG, and Block Drug. As head of operations for Endo, he is responsible for all supply chain activities, including technical operations, manufacturing, distribution and customer service. In addition, he manages all R&D and supply chain-related quality and compliance functions.

Roland Gerritsen van der Hoop, M.D., Ph.D.
Senior Vice President, Research & Development and Regulatory Affairs

Since joining Endo in 2003, Roland has taken an active role in the development of Endo's extensive product pipeline. He has been instrumental in ensuring the success of the most recent oxymorphone ER and IR Phase III trials, and he led the effort in 2005 to establish a strategic alliance for clinical trial execution with PPD Development, LP. He has extensive R&D experience, including executive R&D roles with Serologicals Corporation and Solvay Pharmaceuticals Inc. In addition, he has published more than 30 clinical articles and 30 abstracts.

Jeremy P. Goldberg
Managing Director, Corporate Development

The head of Endo's corporate development effort, which includes structuring, negotiating and closing transactions such as the acquisition of companies, technology, products and product lines, Jeremy has led a team of professionals on seven product licensing deals, including two FDA-approved products, Frova® and Synera™. He joined Endo in 2003 after a successful career in the venture capital arena and as an entrepreneur, where he founded three companies, all of which went public or were sold to strategic acquirers. He also was founding venture capital partner of ProQuest Investments, the first cancer-focused venture capital fund. Jeremy began his career in marketing and business development assignments at Becton Dickinson and SmithKline Beckman.

Mark W. Gossett
Senior Vice President, Commercial Business

Mark joined Endo in 2004 to head its commercial business effort, including sales and marketing for the company's commercial product portfolio including Lidoderm®, Frova®, DepoDur®, the pending launches of oxymorphone ER and IR and Synera™, as well as its generic products. His scope of responsibility extends to such key support functions as market research, commercial strategy and portfolio planning. Mark's more than 20 years of experience in the pharmaceutical industry include commercial leadership roles with Sanofi-Aventis, Schering-Plough and Rhone-Poulenc Rorer. He has commercial expertise in an array of therapeutic areas including cardiovascular/thrombosis, arthritis/bone metabolism, rheumatology, critical-care medicines and respiratory/infectious disease.



Endo Senior Leadership Team (Left to right, standing) *Colleen Pero, Jeremy Goldberg, Mark Gossett, Roland Gerritsen van der Hoop, David Lee, Daniel Carbery* (Left to right, seated) *Jeff Black, Peter Lankau, Caroline Manogue, John Buckingham*

Peter A. Lankau

President and Chief Executive Officer

Peter has more than 30 years of experience in the pharmaceutical industry. He began his career with what is now Sanofi-Aventis Pharmaceuticals (f/k/a Rhone Poulenc Rorer), where he held a variety of leadership roles, including Vice President of Sales and Executive Director of Strategy and Development. He completed a short tenure as Vice President, Sales and Marketing for Alpharma, Inc., before joining Endo in 2000 as Senior Vice President for U.S. Business. He was appointed President and Chief Operating Officer in 2003 and assumed his current position in 2005. Peter's mission as CEO is to continuously refine Endo's core business model as a pain management-focused company, to ensure the successful execution of its strategic plan and to create opportunities for sustainable earnings growth.

David A.H. Lee, M.D., Ph.D.

Executive Vice President, Research & Development and Chief Scientific Officer

David joined Endo shortly after its formation in 1997 and has been instrumental in building its R&D function, one of the company's core competencies. In addition to advising on all of Endo's R&D and regulatory operations, he plays a key role in Endo's corporate development and investor relations activities. Before Endo, he was Executive Vice President, Research and Development, for CoCensys, Inc., an emerging pharmaceuticals company, and held various positions, including Vice President, Research and Development, at Solvay Pharmaceuticals in the Netherlands. Prior to joining the pharmaceutical industry, he specialized in internal medicine and gastroenterology

Caroline B. Manogue

Executive Vice President, Chief Legal Officer and Secretary

Caroline has served as Executive Vice President, Chief Legal Officer and Secretary since 2004 and was previously Endo's Senior Vice President, General Counsel and Secretary. Prior to joining Endo in 2000, she was an Associate at the law firm Skadden, Arps, Slate, Meagher & Flom LLP. At Endo, she is responsible for all aspects of the company's legal functions, including securities law, intellectual property and commercial law, as well as ensuring compliance with existing pharmaceutical industry guidelines with respect to clinical, sales and marketing practices. She has more than 10 years of experience in securities and M&A law.

Colleen A. Pero

Senior Vice President, Corporate Services

Colleen is responsible for overseeing Endo's internal organizational development, in order to optimize its performance as a growth company. Since 2003, she has provided leadership to organizational and infrastructure planning. Her scope of responsibilities includes the key internal service departments of information services, human resources, procurement, communications, and facilities. Colleen's background includes more than 20 years of management and consulting experience in a wide range of companies, from regional healthcare provider OhioHealth Systems, to large corporate environments such as Xerox Corporation, as well as start-up Ten Worldwide, where she served as Chief Administrative Officer.

Financial Section

Endo Pharmaceutical Holdings Inc.

Selected Financial Highlights – Full Year
(in millions, except per share data)

	2005	2004	%Change
Net Sales	$820.2	$615.1	33%
Gross Profit	$633.8	$474.1	34%
SG&A Expenses	$211.2	$179.3	18%
R&D Expenses	$ 88.3	$ 51.5	71%
Net Income	$202.3	$143.3	41%
Diluted Net Income Per Share	$ 1.52	$ 1.08	41%

Financial Table of Contents

Selected Financial Data

The consolidated financial data presented below have been derived from our audited financial statements. The selected historical consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The selected data in this section is not intended to replace the consolidated financial statements. The information presented below is not necessarily indicative of the results of our future operations. Certain prior year amounts have been reclassified to conform to the current year presentation.

Year Ended December 31,	2005	2004	2003	2002	2001
	(in thousands, except per share data)				
Consolidated Statement of Operations Data:					
Net sales	$ 820,164	$ 615,100	$595,608	$ 398,973	$251,979
Cost of sales	186,350	140,989	135,671	98,857	74,891
Gross profit	633,814	474,111	459,937	300,116	177,088
Selling, general and administrative	211,246	179,270	154,229	110,149	79,303
Research and development	88,307	51,476	52,622	57,581	39,196
Depreciation and amortization	15,497	10,630	6,272	3,142	49,234
Loss on disposal of other intangible	—	3,800	—	—	—
Impairment of other intangible asset	5,515	—	—	—	—
Compensation related to stock options (primarily, selling, general and administrative)	—	—	144,524	34,659	37,253
Purchased in-process research and development	—	—	(6,966)	20,300	—
Manufacturing transfer fee	—	—	—	9,000	—
Operating income (loss)	313,249	228,935	109,256	65,285	(27,898)
Interest (income) expense, net	(10,995)	(2,161)	258	4,391	13,290
Income (loss) before income tax (benefit)	324,244	231,096	108,998	60,894	(41,188)
Income tax (benefit)	121,949	87,787	39,208	30,081	(4,646)
Net income (loss)	$ 202,295	$ 143,309	$ 69,790	$ 30,813	$ (36,542)
Basic and Diluted Net Income (Loss) Per Share:					
Basic	$ 1.53	$ 1.09	$ 0.54	$ 0.30	$ (0.40)
Diluted	$ 1.52	$ 1.08	$ 0.53	$ 0.30	$ (0.40)
Shares Used to Compute Basic Net Income (Loss) Per Share	132,242	131,805	128,417	102,064	91,505
Shares Used to Compute Diluted Net Income (Loss) Per Share	133,289	132,718	132,439	102,126	91,505
Cash dividends declared per share	—	—	—	—	—

As of and for the Year Ended December 31,	2005	2004	2003	2002	2001
	(in thousands)				
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 500,956	$ 278,034	$229,573	$ 56,902	$ 95,357
Working capital	483,872	294,329	287,922	105,058	65,259
Total assets	1,371,678	947,491	753,880	512,972	470,995
Total debt	—	—	—	—	91,259
Other long-term obligations, including capitalized leases	18,795	18,293	589	7,851	207
Stockholders' equity	843,370	655,950	567,617	352,692	295,122
Other Financial Data:					
Net cash provided by operating activities	$ 284,644	$ 170,545	$217,444	$ 110,029	$ 79,557
Net cash used in investing activities	(26,684)	(107,824)	(44,344)	(22,665)	(5,617)
Net cash used in financing activities	(35,038)	(14,260)	(429)	(125,819)	(37,779)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained in this Report, this Report, including the following discussion, contains forward-looking statements that involve risks and uncertainties.

OVERVIEW

We are a specialty pharmaceutical company with market leadership in pain management. We are engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. According to Wolters Kluwer Health data (formerly NDC Health), the total U.S. market for pain management pharmaceuticals, excluding over-the-counter products, totaled $18.7 billion in 2005. This represents an approximately 6% compounded annual growth rate since 2001. Our primary area of focus within this market is analgesics and, specifically, opioid analgesics. In 2005, analgesics were the fourth most prescribed medication in the United States with over 246 million prescriptions written for this classification. Opioid analgesics is a segment that comprised approximately 89% of the analgesics prescriptions for 2005. Total U.S. sales for the opioid analgesic segment were $8.2 billion in 2005, representing a compounded annual growth rate of 10% since 2001.

We have a portfolio of branded products that includes established brand names such as Lidoderm®, Percocet®, Frova®, Percodan® and DepoDur®. Branded products comprised approximately 71% of our net sales in 2005, with 51% of our net sales coming from Lidoderm®. Our non-branded generic portfolio, which accounted for 29% of net sales in 2005, currently consists of products primarily focused in pain management, with our generic oxycodone extended release accounting for 14% of our net sales in 2005. We focus on selective generics that have one or more barriers to market entry, such as complex formulation, regulatory or legal challenges or difficulty in raw material sourcing.

We have established research and development expertise in analgesics and devote significant resources to this effort so that we can maintain and develop our product pipeline. Our late-stage branded product pipeline includes two filed New Drug Applications, or NDAs, three products in Phase III clinical trials and four products in Phase II clinical trials.

We enhance our financial flexibility by outsourcing certain of our functions, including manufacturing. Currently, our primary suppliers of contract manufacturing services are Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd.

Through a dedicated sales force of approximately 370 sales representatives in the United States, we market our branded pharmaceutical products to high-prescribing physicians in pain management, neurology, surgery, anesthesiology, oncology and primary care. Our sales force also targets retail pharmacies and other healthcare professionals throughout the United States.

On a continuous basis, we evaluate and, where appropriate, pursue acquisition opportunities on terms we consider favorable. In particular, we look to continue to enrich our product line by acquiring or licensing rights to additional products and compounds and therefore regularly evaluate selective acquisition and license opportunities. Such acquisitions or licenses may be carried out through the purchase of assets, joint ventures and licenses or by acquiring other companies. Currently, however, we have no binding commitment related to any acquisitions.

Our wholly owned subsidiary, Endo Pharmaceuticals Inc., commenced operations in 1997 by acquiring certain pharmaceutical products, related rights and assets of The DuPont Merck Pharmaceutical Company, which subsequently became DuPont Pharmaceuticals Company and was thereafter purchased by the Bristol Myers Squibb Pharma Company in 2001. Endo Pharmaceuticals Inc. was formed by some members of the then-existing management of DuPont Merck and an affiliate of Kelso & Company who were also parties to the purchase agreement, under which we acquired these initial assets. We were incorporated in Delaware as a holding company on November 18, 1997.

Recent Developments — On March 9, 2005, we announced that Peter A. Lankau, the then current president and chief operating officer of Endo, had been appointed president and chief executive officer by our Board of Directors, effective May 20, 2005, the day following the Annual Meeting of Endo Stockholders. Carol A. Ammon, Endo's former chief executive officer, will continue to serve Endo as Chairman of the Board of Directors. In addition, Endo's Board of Directors had appointed Lankau to the Endo Board of Directors, effective March 9, 2005. This appointment expanded the number of directors to 11.

On March 14, 2005, we announced that we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, is intended to provide relief of moderate-to-severe chronic pain for up to seven days. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch.

Also on March 14, 2005, we announced that we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, in March 2005, we made a $10 million upfront payment and could be required to make additional payments of approximately $13.0 million for the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch.

On September 27, 2005, the U.S. Food & Drug Administration informed our partner, Noven, that it will not approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we incurred a charge of approximately $4 million related to the write-off of our portion of the transdermal fentanyl patch inventory and an impairment charge of approximately $5.5 million, which represents the unamortized portion of the upfront license fee that we paid Noven in February 2004. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

On December 22, 2005, we filed the complete responses to the U.S. Food and Drug Administration's approvable letters on the company's New Drug Applications (NDAs) for each of its investigational products oxymorphone extended-release (oxymorphone ER) and immediate-release (oxymorphone IR) tablets. As previously disclosed on October 20, 2003, the FDA issued approvable letters for oxymorphone ER and IR tablets but had requested that we address certain questions and provide more clarification and information, including data from additional clinical trials to further confirm the safety and efficacy of these products. Under the PDUFA guidelines, the FDA confirmed our six-month PDUFA date as June 22, 2006, which is the date on which we expect to receive "action letters" from the FDA on these filings. If approved, we expect to launch oxymorphone ER and IR in the second half of 2006. Oxymorphone ER would compete in the market for long-acting, strong opioids. In order to meet the FDA's request for more clinical information for oxymorphone ER, we conducted two separate multi-center, randomized, double-blind, placebo-controlled, 12-week, parallel group trials evaluating this product in two distinct groups of patients with chronic low back pain: opioid-naive and opioid-experienced. These trials demonstrated statistically ($p<0.0001$) and clinically significant efficacy in these patient populations. The trial involving opioid-naive patients was conducted under the FDA's Special Protocol Assessment (SPA) process. We also reported that the complete response to the oxymorphone IR approvable letter included previously disclosed positive results for a placebo-controlled, multi-center Phase III trial for oxymorphone IR in the treatment of acute post-operative pain. Endo also conducted this study under the FDA's SPA process. The data from the two new oxymorphone ER Phase III studies and from the one oxymorphone IR Phase III study will supplement the previously submitted Phase III trials for both products that the company believes the FDA already has accepted as demonstrating efficacy in the intended patient populations.

On January 6, 2006, we announced the appointment of John J. Delucca to our Board of Directors. An independent, outside director, Mr. Delucca also has been appointed as a member of the audit committee of the Board of Directors. He replaces Frank J. Loverro, a managing director of Kelso & Company, who has been a member of the Board since July 2000 and who resigned on January 6, 2006. Mr. Delucca, 62, was executive vice president and chief financial officer of the REL Consultancy Group until his retirement in 2004. Prior to that, he served as chief financial officer and executive vice president, finance & administration, of Coty, Inc., from 1999 to 2002. From 1993 to 1999, he was senior vice president and treasurer of RJR Nabisco, Inc. During his career, he also served in executive positions for Hascoe Associates, Inc., The Lexington Group, the Trump Group, International Controls Corp., and Textron, Inc. Mr. Delucca is currently a non-executive director and chairs the audit committees of ITC Deltacom, Enzo Biochem, Inc. and The Elliot Company. He also serves as a non-executive director and deputy chairman of the audit committee of British Energy PLC.

In January 2006, the Company signed a license agreement with ZARS Pharma that will give it the exclusive North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch. Under the terms of the agreement, the Company paid ZARS an upfront fee of $11 million, with additional payments of up to approximately $27 million upon achievement of certain commercial milestones, $8 million of which will be due upon the first commercial sale of the product, which is expected in the second half of 2006. The Company will also pay ZARS undisclosed royalties on net sales of Synera™. ZARS is a privately held company based in Salt Lake City, Utah, focused on the development and commercialization of patented technologies that deliver drugs into and across the skin. Synera™ is a topical local anesthetic patch for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the U.S. Food and Drug Administration on June 23, 2005, Synera™ is expected to become commercially available in the second half of 2006.

In January 2006, the Company completed a public offering of 15,000,000 shares of its common stock by certain of its shareholders. All of the shares were already issued and outstanding, except for approximately 40,000 shares representing shares underlying outstanding stock options. Endo Pharma LLC sold the majority of the shares being sold. Certain members of management have an ownership interest in Endo Pharma LLC. Shares were sold by management and certain members of the board of directors of the Company. Following completion of the offering, Endo Pharma LLC held approximately 8.0% of Endo's outstanding common stock.

On June 7, 2005, we announced that the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., had affirmed the Opinion and Order issued in Endo's favor by the U.S. District Court for the

Southern District of New York on January 5, 2004, which found Purdue had committed inequitable conduct in the U.S. Patent and Trademark Office. This affirmance by the Federal Circuit Court dismissed the claims that Endo's oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, a bioequivalent version of Purdue Frederick's OxyContin®, infringe Purdue's U.S. Patent Nos. 5,549,912, 5,508,042 and 5,656,295, and permanently enjoined Purdue from enforcing these patents. On June 21, 2005, Purdue filed a petition with the Federal Circuit seeking rehearing of the case by the panel that issued the June 7, 2005 decision, or alternatively by the entire court. On July 22, 2005, the Federal Circuit Court of Appeals requested that Endo submit a response brief as part of its review process of Purdue's petition for rehearing and rehearing en banc. Endo submitted this response on August 1, 2005. On February 1, 2006, we announced that the Federal Circuit Court of Appeals had vacated its unanimous June 7, 2005 affirmance of the Opinion and Order in our favor and affirmed the District Court's finding that, if Purdue's patents are enforceable, Endo's oxycodone extended-release tablets infringe these patents. Further, the Federal Circuit issued a new opinion on February 1, 2006 remanding the case to the same District Court for its further consideration as to whether the Purdue patents are unenforceable. We intend to continue marketing our generic oxycodone extended-release tablets at this time. In the event there is a final nonappealable judgment that Purdue's patents are valid and enforceable, we could face substantial liability for patent infringement and be obligated to pay Purdue damages in an amount to be determined by the District Court. Although there can be no assurance, we believe that we would be able to fund the payment of these damages without materially adversely affecting our business operations, including our acquisition and licensing strategy. See "Item 3. Legal Proceedings" for further information. The U.S. Food and Drug Administration had previously granted final approval of our abbreviated new drug application (ANDA) for all four strengths of this product in 2004. Our oxycodone extended-release tablets are AB-rated bioequivalent versions of OxyContin®, a product of The Purdue Frederick Company that is indicated for the management of moderate-to-severe pain when a continuous, around-the-clock analgesic is needed for an extended period of time. All OxyContin® strengths, as well as generics of all strengths, had combined 2005 U.S. sales of approximately $1.8 billion. We launched all four strengths of the product on June 7, 2005 and had net sales of $114.0 million for the year ended December 31, 2005.

We have been advised by Brian T. Clingen and Michael W. Mitchell that they each intend to resign from our board of directors effective March 15, 2006, in order to devote more time to their respective current activities. In addition, Michael B. Goldberg and David I. Wahrhaftig, both managing directors of Kelso, have advised us that they also intend to resign from our board of directors effective on the same date; these resignations are consistent with Kelso's practice of not having its partners serve on the boards of directors of public companies unless Kelso's level of beneficial stock ownership in the company is significant and warrants such participation. Following such resignations, our board of directors will have seven board members, including John J. Delucca who was appointed on January 6, 2006 to replace Endo board member Frank J. Loverro, a managing director of Kelso, who resigned as a board member on that date. In order to ease this transition, we have underway an active process to identify persons qualified to serve as members of our board of directors and may propose such persons for election or appointment in the future.

Our quarterly and annual results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products, the impact of competitive products and pricing as well as charges incurred for compensation related to stock options, impairment of intangible assets, and upfront, milestone and certain other payments made or accrued pursuant to licensing agreements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

To understand our financial statements, it is important to understand our critical accounting policies and estimates. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are required in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses. Significant estimates and assumptions are also required in the appropriateness of capitalization and amortization periods for identifiable intangible assets, inventories and related inventory reserves and the potential impairment of goodwill and other intangible assets. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. For any given individual estimate or assumption made by us, there may also be other estimates or assumptions that are reasonable. Although we believe that our estimates and assumptions are reasonable, they are based upon information available at the time the estimates and assumptions were made. Actual results may differ significantly from our estimates. Our most critical accounting policies and estimates are described below:

Sales Deductions — When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be impacted. The provision for chargebacks is one of the most significant and the most complex estimate used in the recognition of our revenue. We establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, estimated wholesaler inventory levels and estimated future trends. We also establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. We estimate an accrual for Medicaid rebates as a reduction of revenue at the time product sales are recorded. The Medicaid rebate reserve is estimated based upon the historical payment experience, historical relationship to revenues and estimated future trends. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience. Royalties represent amounts accrued pursuant to the license agreement with Hind Healthcare Inc. (Hind). Royalties, payable to Hind, are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. Royalties are paid to Hind at a rate of 10% of net sales of Lidoderm®. Our return policy allows customers to receive credit for expired products within three to six months prior to expiration and within one year after expiration. We estimate the provision for product returns based upon the historical experience of returns for each product, historical relationship to revenues, estimated future trends, estimated customer inventory levels and other competitive factors. We continually monitor the factors that influence each type of sales deduction and make adjustments as necessary. A table showing the activity of our most significant sales deductions is as follows (in thousands):

Year Ending December 31, 2005	Beginning Balance	Current provisions related to sales made during the year	Actual deductions during the year	Ending Balance
Chargebacks .	$ 40,290	$325,392	$(314,874)	$ 50,808
Returns	21,649	19,387	(19,821)	21,215
Rebates	50,773	183,461	(138,669)	95,565
Total	$112,712	$528,240	$(473,364)	$167,588

Year Ending December 31, 2004	Beginning Balance	Current provisions related to sales made during the year	Actual deductions during the year	Ending Balance
Chargebacks .	$28,304	$211,904	$(199,918)	$ 40,290
Returns	22,698	24,194	(25,243)	21,649
Rebates	44,784	103,246	(97,257)	50,773
Total	$95,786	$339,344	$(322,418)	$112,712

Inventories — Inventories consist of finished goods held for distribution, raw materials and work in process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results. Inventories also include costs associated with certain products prior to regulatory approval and/or resolution of patent infringement litigation based on management's judgment of probable future commercial use and net realizable value.

Goodwill and Other Intangibles — Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of December 31, 2005, goodwill and other intangibles comprised approximately 20% of our total assets and 33% of our stockholders' equity. SFAS No. 142, Goodwill and Other Intangible Assets, prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (n/k/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. In addition, our components do not maintain discrete financial information. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. On January 1, 2006, 2005 and 2004, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

The cost of licenses are either expensed immediately or, if capitalized, are stated at cost, less accumulated amortization and are amortized using the straight-line method over their estimated useful lives ranging from twelve to twenty years, with a weighted average useful life of approximately 16 years. The determination to capitalize amounts related to licenses is based on management's judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. The value of these licenses is subject to continuing scientific, medical and marketplace uncertainty. During the year ended December 31, 2005, the Company expensed $20 million with respect to the acquisitions of marketing and development license rights for two products that are currently in development. We expensed the cost of these license rights based on the fact that we acquired both marketing and development rights for products that do not have regulatory approval and that do not have currently identifiable alternative future uses. As such, it was determined that the cost of the right to develop the products and the cost of the right to market the products were inextricably linked and therefore expensed in the accompanying financial statements. Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Licenses and patents are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows of the product. In the event the carrying value of the asset exceeds the undiscounted future cash flows of the product and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. As a result of the significance of our amortizable intangibles, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

Goodwill and other intangible assets consist of the following at December 31, 2005 and 2004, respectively (in thousands):

	2005	2004
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$112,100	$123,600
Patents	3,200	3,200
	115,300	126,800
Less accumulated amortization	(16,235)	(9,542)
Other Intangibles, net	$ 99,065	$117,258

As of December 31, 2005, estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2005 is as follows (in thousands):

2006	$7,235
2007	7,235
2008	7,235
2009	7,235
2010	7,235

Income Taxes — Provisions for income taxes are calculated on reported pre-tax income based on current tax laws, statutory tax rates and available tax incentives and planning opportunities in various jurisdictions in which we operate. Such provisions differ from the amounts currently receivable or payable because certain items of income and expense are recognized in different time periods for financial reporting purposes than for income tax purposes. Significant judgment is required in determining income tax provisions and evaluating tax positions. We establish reserves for income tax when, despite the belief that our tax positions are fully supportable, there remain certain positions that may be challenged and possibly disallowed by various authorities. The tax provision and related accruals include the impact of such reasonably estimable losses as deemed appropriate.

Contingencies — The Company is subject to various patent, product liability, government investigations and other legal proceedings in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Contingent accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable. Due to the fact that legal proceedings and other contingencies are inherently unpredictable, our assessments involve significant judgments regarding future events.

RESULTS OF OPERATIONS

Net Sales — Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for certain chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses. We recognize revenue when products are shipped and title and risk of loss has passed to the customer, which is typically upon delivery to the customer. Our shipping terms are generally free on board customer's destination.

The following table presents our net sales by product category for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,		
	2005	2004	2003
	(in thousands)		
Lidoderm®	$419,418	$309,230	$178,299
Percocet®	110,700	86,510	214,187
Frova®	38,096	11,449	—
DepoDur®	3,931	—	—
Other brands	11,098	15,481	21,870
Total brands	583,243	422,670	414,356
Oxycodone extended release	113,969	—	—
Other generics	122,952	192,430	181,252
Total generics	236,921	192,430	181,252
Total net sales	$820,164	$615,100	$595,608

The following table presents our net sales as a percentage of total net sales for select products for the years ended December 31, 2005, 2004 and 2003.

	Year Ended December 31,		
	2005	2004	2003
Lidoderm®	51%	50%	30%
Percocet®	13	14	36
Frova®	5	2	—
DepoDur®	1	—	—
Other brands	1	3	4
Total brands	71	69	70
Oxycodone extended release	14	—	—
Other generics	15	31	30
Total generics	29	31	30
Total	100%	100%	100%

Year Ended December 31, 2005 Compared to the Year Ended December 31, 2004

Net Sales. Net sales for the year ended December 31, 2005 increased by 33% to $820.2 million from $615.1 million in the comparable 2004 period. This increase in net sales was primarily due to the increase in the net sales of Lidoderm®, Percocet®, our generic oxycodone extended release product, sales of which were not present in the comparable 2004 period, and Frova®. These increases were offset by the reduction in the sales of certain of our generic products. Net sales of Lidoderm® increased by 36% to $419.4 million from $309.2 million in the comparable 2004 period due to the continued prescription growth of the product. Percocet® net sales increased to $110.7 million from $86.5 million in the comparable 2004 period. Net sales of Frova® increased to $38.1 million from $11.4 million in the comparable 2004 period. We began shipping Frova® upon the closing of the license agreement in mid-August 2004 and initiated our promotional efforts in September 2004. Net sales of our generic products increased by 23% to $236.9 million from $192.4 million in the comparable 2004 period primarily due to the net sales of $114.0 million from our generic oxycodone extended release product, which we launched in June 2005, offset by the reduction in the net sales of our morphine sulfate extended release tablets and Endocet®, both of which experienced additional generic competition which has decreased both our market share as well as the price of these generic products. Generic competition with our products may have a material impact on our results of operations and cash flows in the future. Due primarily to the expected increases in the net sales of Lidoderm® partially offset by generic competition with our generic oxycodone extended release tablets, Percocet®, Endocet® and morphine sulfate extended-release tablets, we expect net sales in 2006 to be approximately $860 to $880 million. There can be no assurance of Endo achieving these results.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

Gross Profit. Gross profit for the year ended December 31, 2005 increased by 34% to $633.8 million from $474.1 million in the comparable 2004 period. Gross profit margins remained at 77% for the years ended December 31, 2005 and 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2005 increased by 18% to $211.2 million from $179.3 million in the comparable 2004 period. The year-over-year increase is due to our continued investment in our commercial business and our infrastructure to support our products and pipeline, including the addition of approximately 115 sales representatives in early 2005 to promote our products Lidoderm®, Frova® and DepoDur®. During 2006, we anticipate our SG&A expenses will be higher than in 2005 as we increase our level of investment in educational and promotional activities as well as overall support of our business, including supporting the pre-launch activities for oxymorphone ER and IR.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2005 increased by 71% to $88.3 million from $51.5 million in the comparable 2004 period. This increase is primarily related to $20 million expensed during the year ended December 31, 2005 related to the upfront payments to license the topical ketoprofen patch and the transdermal sufentanil patch, $7.3 million in milestone payments, incurred during the year ended December 31, 2005, to Orexo related to Rapinyl™, our increased developmental efforts with respect to oxymorphone extended-release tablets and immediate-release tablets and the advancement of other recently acquired products partially offset by $10 million in milestone payments, incurred during the year ended December 31, 2004, to SkyePharma related to the FDA approval of DepoDur® and the advancement of Propofol IDD-D™ to the end of Phase II clinical development. Excluding milestone payments to partners, we anticipate increasing our research and development spending in 2006 over 2005, primarily for continuing clinical development of Rapinyl™, our topical ketoprofen patch and our transdermal sufentanil patch.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2005 increased to $15.5 million from $10.6 million in the comparable 2004 period primarily due to an increase in amortization expense as a result of new license rights acquired during 2004 and an increase in depreciation expense as a result of an increase in capital expenditures. We expect depreciation and amortization to continue to increase as we increase our capital expenditures for new office and lab space and automobiles for our newly hired sales representatives, and as we continue to license in products and technologies.

Loss on Disposal of Other Intangible. For the year ended December 31, 2004, the loss on disposal of other intangible is due to the termination of our collaboration agreement with Lavipharm and the resulting write-off of the unamortized portion of the upfront license fee of $0.8 million. The loss also includes a $3 million termination payment made by us to Lavipharm.

Impairment of Other Intangible Asset. For the year ended December 31, 2005, the impairment of other intangible assets is due to the FDA's decision not to approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch and represents the unamortized portion of the upfront license fee that we paid Noven in February 2004.

Interest (Income) Expense, Net. Interest income, net for the year ended December 31, 2005 was $11.0 million compared to $2.2 million in the comparable 2004 period. This increase is substantially due to a full year of interest income earned on our note receivable from Vernalis in 2005 compared to a partial period of interest income earned on the note receivable from Vernalis in 2004, as the funds were loaned to Vernalis in August 2004, as well as increased interest income earned as a result higher average cash balances during 2005.

Income Tax. Income tax for the year ended December 31, 2005 increased to $121.9 million from $87.8 million in the comparable 2004 period. This increase is due to the increase in income before income tax for the year ended December 31, 2005 partially offset by a decrease in the effective tax rate from 38.0% in 2004 to 37.6% in 2005.

Year Ended December 31, 2004 Compared to the Year Ended December 31, 2003

Net Sales. Net sales for the year ended December 31, 2004 increased by 3% to $615.1 million from $595.6 million in the comparable 2003 period. This increase in net sales was primarily due to the increase in the net sales of Lidoderm®, net sales of Frova®, and an increase in the net sales certain generic products offset by the reduction in the net sales of Percocet®. Net sales of Lidoderm® increased to $309.2 million from $178.3 million in the comparable 2003 period. Net sales of Frova® were $11.4 million for the year ended December 31, 2004. We began shipping Frova® upon the closing of the license agreement in mid-August 2004 and initiated our promotional efforts in September 2004. Net sales of our generic products increased to $192.4 million from $181.3 million in the comparable 2003 period primarily due to the increase in the net sales of Endocet® as a result of our launch in the fourth quarter of 2003 of two new strengths of Endocet® offset by a decrease in the net sales of our morphine sulfate extended-release tablets as a result of generic competition introduced in the fourth quarter of 2003. During the second half of 2004, we began to experience both pricing pressure as well as a reduction in our share for both Endocet® and our morphine sulfate extended-release tablets due to generic competition. Percocet® net sales decreased to $86.5 million from $214.2 million in the comparable 2003 period due to the introduction of generic versions of Percocet® 7.5/325 and 10/325 during the fourth quarter of 2003.

Gross Profit. Gross profit for the year ended December 31, 2004 increased by 3% to $474.1 million from $459.9 million in the comparable 2003 period. Gross profit margins remained at 77% for the years ended December 31, 2004 and 2003. The gross profit margin for 2003 includes a charge of $24.6 million to fully reserve for the inventory of extended-release oxycodone tablets that were manufactured during that year. Pricing pressures on our generic products, combined with the introduction in April 2004 of more costly single-pouch child-resistant packaging for Lidoderm® were the primary factors affecting the gross profit margin for the year ended December 31, 2004.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the year ended December 31, 2004 increased by 16% to $179.3 million from $154.2 million in the comparable 2003 period. This increase was due to an increase in sales, education and promotional efforts in 2004 over the comparable 2003 period to support our products as well as support for our growing business including our products Lidoderm®, Frova® and DepoDur®, and in preparation of new product launches.

Research and Development Expenses. Research and development expenses for the year ended December 31, 2004 decreased by $1.1 million to $51.5 million compared to $52.6 million in the comparable 2003 period.

Depreciation and Amortization. Depreciation and amortization for the year ended December 31, 2004 increased to $10.6 million from $6.3 million in the comparable 2003 period primarily due to an increase in amortization expense as a result of new license rights acquired during 2004 and an increase in depreciation expense as a result of an increase in capital expenditures.

Compensation Related to Stock Options. Compensation related to stock options for the year ended December 31, 2004 decreased to $0 from $144.5 million in the comparable 2003 period. Effective January 1, 2003, the Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective resulting in the issuance of approximately 10.7 million stock options to certain employees and members of management. Because approximately 9.2 million of these stock options were immediately vested upon their issuance, we recorded a non-cash compensation charge of approximately $48.5 million in the first quarter of 2003 representing the difference between the market price of the common stock of $7.70 and the exercise price of these stock options of $2.42. In addition, we recorded a non-cash compensation charge of $96.0 million in October 2003 as a result of the vesting of the 4.8 million Class C4 stock options representing the difference between the market price of the common stock of $22.59 and the exercise price of these options of $2.63. No additional shares of our common stock have been or will be issued, however, because these stock options are exercisable only into shares of our common stock that are held by Endo Pharma LLC. Accordingly, the exercise of these stock options does not dilute the ownership of our other public stockholders.

Purchased In-Process Research and Development. Purchased in-process research and development during the year ended December 31, 2003 reflects a gain of $7.0 million related to the extinguishment of a contingent liability as a result of our decision to discontinue our development program for the oral rinse (0.1% triclosan) for the treatment of oral mucositis that we had obtained in the acquisition of BML Pharmaceuticals in July 2002.

Interest (Income) Expense, Net. Interest (income) expense, net for the year ended December 31, 2004 was $2.2 million in interest income compared to $0.3 million in interest expense in the comparable 2003 period. This change is substantially due to the increased interest income earned as a result of higher average cash balances during 2004 and interest income earned on our note receivable from Vernalis.

Income Tax. Income tax for the year ended December 31, 2004 increased to $87.8 million from $39.2 million in the comparable 2003 period. This increase is due to the increase in income before income tax for the year ended December 31, 2004 as well as an increase in the effective tax rate from 36.0% in 2003 to 38.0% in 2004. The effective tax rate in 2003 was favorably impacted by the recognition of a gain of $7.0 million in 2003 related to the reversal of a contingent liability related to the BML acquisition which had no tax impact.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is cash generated from operations. Under our credit facility, we may borrow up to $75.0 million on a revolving basis for certain purposes as described below. Our principal liquidity requirements are for working capital for operations, acquisitions, licenses, milestone payments and capital expenditures.

Net Cash Provided by Operating Activities. Net cash provided by operating activities increased to $284.6 million for the year ended December 31, 2005 from $170.5 million for the year ended December 31, 2004. Significant components of the $284.6 million of operating cash flows for the year ended December 31, 2005 included net income of $202.3 million, tax benefits of stock options exercised of $206.2 million, increases in accounts payable and accrued expenses of $78.3 million and a decrease in inventory of $20.4 million partially offset by a $146.8 million increase in accounts receivable primarily due to the timing and volume of net sales during the year ended December 31, 2005, and an increase in income taxes receivable of $68.3 million.

Net Cash Used in Investing Activities. Net cash used in investing activities decreased to $26.7 million for the year ended December 31, 2005 from $107.8 million for the year ended December 31, 2004. During the year ended December 31, 2005, the Company made a $14.5 million payment to Vernalis for the acquisition of the product rights to Frova®, paid $10.5 million for capital expenditures and invested $1.7 million in a limited partnership. During the year ended December 31, 2004, the Company loaned $50 million to Vernalis, paid $46.5 million in license fees, paid a termination penalty of $3 million to Lavipharm, invested $0.5 million in a limited partnership and had capital expenditures of $8.1 million primarily related to our new research and development facility in Long Island, New York.

Net Cash Used in Financing Activities. Net cash used in financing activities increased to $35.0 million for the year ended December 31, 2005 from $14.3 million for the year ended

December 31, 2004. The increase is primarily due to a $42.8 million payment to Endo Pharma LLC pursuant to the tax sharing agreement and an increase in capital lease obligation repayments partially offset by an increase in the proceeds received from the exercise of employee stock options.

Credit Facility. In December 2001, we amended and restated our senior secured credit facility with a number of lenders. This amended and restated credit facility provides us with a line of credit of $75.0 million. The line of credit expires on December 21, 2006. Any loans outstanding under the amended and restated credit facility are secured by a first priority security interest in substantially all of our assets. The credit facility contains representations and warranties, covenants, including a covenant requiring us to maintain minimum EBITDA of $50 million over the prior four-quarter period, events of default and other provisions customarily found in similar agreements. Our ability to borrow under the credit facility is dependent, among other things, on our compliance with those provisions. On April 30, 2004, we amended our credit facility to allow us to file a shelf registration statement on Form S-3, which we initially filed on April 30, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders to be named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. On July 13, 2004, we amended our credit facility to allow us to enter in the transaction with Vernalis. As of December 31, 2005, we have not borrowed any amounts under our credit facility.

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with the Algos merger to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that held approximately 15% of our common stock at December 31, 2005, in which affiliates of Kelso & Company and certain members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC have been and will be delivered. Because Endo Pharma LLC, and not us, has been and will provide the shares upon the exercise of these options, we have entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2005, approximately 32.7 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2005, approximately $669 million), which is estimated to result in a tax benefit amount of approximately $257 million. Under the tax sharing agreement, we are required to pay this $257 million, $56 million of which has already been paid as of December 31, 2005, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto. Additionally, as part of the tax sharing agreement, Endo Pharma LLC will reimburse us for the after-tax employer payroll taxes paid by us as a result of the exercise of the 32.7 million options discussed above. We have paid approximately $9.9 million in employer payroll taxes, of which Endo Pharma LLC will reimburse us for approximately $6.1 million, which represents the after-tax employer payroll tax expensed by us for the periods from 2001 through 2005.

On April 30, 2004, the tax sharing agreement was amended to provide for a specific schedule upon which payments currently contemplated by the tax sharing agreement would be made. The amended tax sharing agreement provides that the amount of the tax benefits usable by us in each such year will be paid to Endo Pharma LLC in two installments: (i) 50% of the estimated amount shall be paid within 15 business days of our receipt from our independent registered public accounting firm of an opinion on our final audited financial statements, and (ii) the remaining amount shall be paid within 30 business days of the filing of our federal income tax return.

In 2004, we paid $13.5 million to Endo Pharma LLC to satisfy the tax sharing obligations attributable to 2001, 2002 and 2003. Since 6.6 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock and sold in the offerings on August 9, 2004 and November 29, 2004, at prices of $17.46 and $20.02, respectively, with a weighted average exercise price of $2.44, and an assumed tax rate of 38.7%, we were obligated to pay Endo Pharma LLC a tax benefit of approximately $41 million. Fifty percent of the tax benefit amount attributable to these two 2004 offerings and other Endo Pharma LLC stock option exercises in 2004, aggregating $21.4 million, was due and was paid within 15 business days of the date we received an opinion on our audited 2004 financial statements from our independent registered public accounting firm and the remaining fifty percent of the tax benefit amount attributable to 2004 was due within 30 business days of the date on which we filed our 2004 tax return with the Internal Revenue Service (which occurred in September 2005) and approximately $21.4 million was paid in October 2005 to satisfy the tax sharing obligations attributable to 2004. As of December 31, 2005, approximately $200.9 million is payable to Endo Pharma LLC related to estimated tax sharing payments that we are obligated to pay which are attributable to 2005. This amount will be offset by the $6.1 million after-tax employer payroll amount discussed above. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements. The estimated tax benefit amount payment to Endo Pharma LLC attributable to Endo Pharma LLC stock options exercised may increase if certain holders of Endo Pharma LLC stock options exercise additional stock options in the future.

On April 30, 2004, we filed a shelf registration statement on Form S-3, as amended on June 10, June 14 and June 25, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. The shelf registration statement was declared effective by the Securities and Exchange Commission on June 28, 2004. After the closing of the August 9, 2004 and November 29, 2004 offerings, which totaled 19 million shares, up to 11 million shares remained eligible for sale by Endo Pharma LLC under this shelf registration statement. On September 2, 2005, we filed another registration statement on Form S-3, which was declared effective by the Securities and Exchange Commission on September 26, 2005. This shelf registration statement, as amended, effectively increased the shares available for sale by Endo Pharma LLC from 11 million shares to up to 33.35 million currently issued and outstanding shares of our common stock. All of the shares available under this registration statement were sold pursuant to an offering on October 12, 2005, as discussed below. Endo Pharma LLC has informed us that, subject to a variety of factors, including market conditions and stock price levels, it may initiate additional secondary offerings of our common stock in the future.

The Class C Endo Pharma LLC stock options (all of which were vested) became exercisable at the earlier of an exit event, as defined, or January 1, 2006. If the Class C stock options were not exercised by January 1, 2006, they would have terminated. Although the Company had considered extending the term of the Class C stock options, following enactment of the 2004 American Jobs Creation Act, an extension of the term of the stock options would result in adverse tax consequences for the option holders. As a result, the Company and Endo Pharma LLC decided to accelerate the exercisability of the Class C stock options to allow approximately 22 million Class C stock options to be exercised before their expiration on January 1, 2006. The exercise of the Class C stock options is expected to generate a significant tax deduction for the Company and create a significant tax sharing payment obligation to Endo Pharma LLC pursuant to the tax sharing agreement. Upon exercise, option holders will receive shares of Company common stock currently owned by Endo Pharma LLC. Accordingly, no shares of Company common stock will be issued upon exercise of the Class C stock options.

On October 12, 2005, as part of the sale of 33,350,000 shares of our common stock, approximately 19.5 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised at a market price of $26.04, with a weighted average exercise price of $2.72, and an assumed tax rate of 38.4%. Since the attributable compensation charge deductions are usable to reduce our taxes in 2005, we are obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $175 million. Fifty percent of the estimated tax benefit amount attributable to the October 12, 2005 offering and any additional tax benefits attributable to the exercise of stock options granted under the Endo Pharma LLC stock option plans in 2005 will be due within 15 business days of the date we receive an opinion on our final audited 2005 financial statements from our independent registered public accounting firm and the remaining tax benefit amount attributable to 2005 is due within 30 business days of the date on which we file our 2005 tax return with the Internal Revenue Service. Additionally, since approximately 2.7 million additional stock options granted under the Endo Pharma LLC stock option plans were exercised during the year ended December 31, 2005, and since the attributable compensation charge deductions are usable to reduce our taxes in 2005, we will be obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $26 million in 2006. As a result of the significant tax deductions expected to be generated in 2005 from the exercise of the 22.2 million stock options discussed above, we have incurred a net operating loss in 2005 for tax purposes which will permit us to obtain a tax refund of a portion of prior years' payments during 2006. All payments that have been, or will be, made or accrued pursuant to the tax sharing agreement have been, or will be, reflected as a reduction of stockholders' equity in our consolidated financial statements. As of December 31, 2005, there are approximately 2.8 million stock options remaining to be exercised under the Endo Pharma LLC stock option plans. Using a weighted average exercise price of $2.42 per share and an assumed tax rate of 38.4%, if all of these remaining stock options under the Endo Pharma LLC stock option plans were vested and exercised, and assuming the price of our common stock was $30.26 per share the closing price on December 30, 2005, we would generally be able to deduct, for income tax purposes, compensation of approximately $78 million, which could result in a tax benefit amount of approximately $30 million payable to Endo Pharma LLC in 2007 and beyond.

Settlement of Contingent Obligation. During the year ended December 31, 2005, the Company reached an agreement with an individual to compensate him a total of $2 million for past services rendered to the Company. This agreement was finalized in May 2005, and the $2 million has been recorded in selling, general and administrative expenses during the year ended December 31, 2005. Endo Pharma LLC made these payments totaling $2 million on behalf of the Company, and they have been treated as a capital contribution by Endo Pharma LLC.

Fluctuations. Our quarterly and annual results have fluctuated in the past, and may continue to fluctuate. These fluctuations are primarily due to the timing of new product launches, purchasing patterns of our customers, market acceptance of our products and the impact of competitive products and pricing. Further, a substantial portion of our net sales are through wholesale drug distributors who in turn supply our products to pharmacies, hospitals and physicians. Accordingly, we are potentially subject to a concentration of credit risk with respect to our trade receivables.

Growth Opportunities. We continue to evaluate growth opportunities including strategic investments, licensing arrangements and acquisitions of product rights or technologies, which could require significant capital resources.

Non-U.S. Operations. We currently have no operations outside of the United States. As a result, fluctuations in foreign currency exchange rates do not have a material effect on our financial statements.

Inflation. We do not believe that inflation had a material adverse effect on our financial statements for the periods presented.

Off-Balance Sheet Arrangements. We have no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K.

Expected Cash Requirements for Contractual Obligations. The following table presents our expected cash requirements for contractual obligations outstanding as of December 31, 2005 (in thousands):

Contractual Obligations	Payment Due by Period Total	2006	2007	2008	2009	2010	Thereafter
Operating Lease Obligations	$22,104	$2,873	$2,727	$2,733	$2,740	$2,942	$8,089
Capital Lease Obligations	4,941	2,881	1,592	460	8		
Minimum Purchase Commitments to Teikoku	18,000	18,000					
Minimum Purchase Commitments to Novartis	31,040	7,760	7,760	7,760	7,760		
Estimated Tax Sharing Payments Due to Endo Pharma LLC	194,826	194,826					
License Payments Due to Vernalis	15,000	15,000					
Limited Partnership Commitment (1)	7,300	7,300					
Total	$293,211	$248,640	$12,079	$10,953	$10,508	$2,942	$8,089

(1) On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As of December 31, 2005, we have invested $2.7 million in this partnership.

In addition, we agreed to certain contingent payments in certain of our license, collaboration and other agreements. Payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory, commercial and/or other milestones. Due to the fact that it is uncertain if and when these milestones will be achieved, such contingencies have not been recorded in our consolidated balance sheet.

Cash and Cash Equivalents. Our cash and cash equivalents totaled $501.0 million at December 31, 2005. We believe that our (a) cash and cash equivalents, (b) cash flow from operations and (c) our credit facility (which has an available unused line of credit of $75 million) will be sufficient to meet our normal operating, investing and financing requirements in the foreseeable future, including the funding of our pipeline projects in the event that our collaboration partners are unable or unwilling to fund their portion of any particular project. We may use a portion of our cash and cash equivalents for possible acquisitions and licensing opportunities.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4.* The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS No. 151 requires that these costs be treated, as current period costs regardless if they meet the criteria of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29.* SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payments (revised 2004).* This statement eliminates the option to apply the intrinsic value measurement provisions of APB Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to stock compensation awards issued to employees. Rather, the Statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). In March 2005, the SEC staff expressed their views with respect to SFAS No. 123R in Staff Accounting Bulletin No. 107, *Share-Based Payment*, ("SAB 107"). SAB 107 provides guidance on valuing options. SFAS No. 123R will be effective for the Company's fiscal year beginning January 1, 2006. The Company is currently evaluating the impact of the adoption of this statement on its financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, (FIN 47). FIN 47 is an interpretation of SFAS No. 143, *Asset Retirement Obligations*, which was issued in June 2001. FIN 47 was issued to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was adopted on December 31,

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

2005 by the Company and its adoption had no impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections,* a replacement of APB Opinion No. 20 and Statement No. 3. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Company's results of operations or financial position.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk

While all of our net sales are within the United States and denominated in U.S. dollars, we purchase Lidoderm®, in U.S. dollars, from Teikoku Seiyaku Co., Ltd., a Japanese manufacturer. As part of the purchase agreement with Teikoku, there is a price adjustment feature that prevents the cash payment in U.S. dollars from falling outside of a certain pre-defined range in Japanese yen even if the spot rate is outside of that range. A 10% change in foreign currency exchange rates would not have a material impact on our financial condition, results of operations or cash flows.

Interest Rate Risk

The primary objective of our investment of cash surpluses is the protection of principal and, accordingly, we invest in taxable and tax-free money market funds with relatively short maturities. Therefore, our investment of cash surpluses is not subject to significant interest rate risk.

On December 21, 2001, we entered into a new credit facility that provides for a line of credit of $75.0 million. On April 30, 2004, we amended our credit facility to allow us to file a shelf registration statement on Form S-3, which we initially filed on April 30, 2004. On July 13, 2004, we amended our credit facility to allow us to enter in the transaction with Vernalis. Borrowings under the new credit facility are variable rate borrowings. There are no amounts outstanding under the new credit facility. We do not utilize financial instruments for trading purposes and hold no derivative financial instruments that could expose us to significant market risk. We monitor interest rates and enter into interest rate agreements as considered appropriate.

As of December 31, 2005 and December 31, 2004, we have no other assets or liabilities that have significant interest rate sensitivity.

Quantitative and Qualitative Disclosures about Market Risk (continued)

Investment Risk

At December 31, 2005, we had publicly traded equity securities comprised of DURECT Corporation common stock at fair value totaling $7.8 million in "Other assets." The fair value of this investment is subject to significant fluctuations due to the volatility of the stock market, changes in general economic conditions and changes in the financial condition of DURECT. Based on the fair value of the publicly traded equity securities we held at December 31, 2005, an assumed 25%, 40% and 50% adverse change in the market prices of this security would result in a corresponding decline in total fair value of approximately $1.9 million, $3.1 million and $3.9 million, respectively.

Inflation

We do not believe that inflation has had a significant impact on our revenues or operations.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information. Our common stock is traded on the NASDAQ under the symbol "ENDP". The following table sets forth the quarterly high and low share price information for the periods indicated. The prices shown represent quotations between dealers, without adjustment for retail markups, markdowns or commissions, and may not represent actual transactions.

Endo Common Stock	**High**	**Low**
Year Ending December 31, 2005		
1st Quarter	$23.18	$19.52
2nd Quarter	$26.48	$19.02
3rd Quarter	$30.52	$25.11
4th Quarter	$31.93	$24.36
Year Ending December 31, 2004		
1st Quarter	$25.00	$18.78
2nd Quarter	$27.15	$20.34
3rd Quarter	$23.59	$15.78
4th Quarter	$22.78	$17.17

Holders. As of March 3, 2006, we estimate that there were approximately 105 record holders of our common stock.

Dividends. We have not declared or paid any cash dividends on our capital stock, and do not anticipate paying any cash dividends in the foreseeable future. Our credit facility contains limitations and restrictions on the payment of dividends.

Management's Report on Internal Control Over Financial Reporting

The management of Endo Pharmaceuticals Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Endo Pharmaceuticals Holdings Inc.'s internal control system was designed to provide reasonable assurance to the company's management and board of directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Endo Pharmaceuticals Holdings Inc.'s management assessed the effectiveness of the company's internal control over financial reporting as of December 31, 2005. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on our assessment we believe that, as of December 31, 2005, the company's internal control over financial reporting is effective based on those criteria.

Endo Pharmaceuticals Holdings Inc.'s independent registered public accounting firm has issued an attestation report on our assessment of the company's internal control over financial reporting. This report appears on page 39.



Peter A. Lankau
President, Chief Executive Officer and Director (Principal Executive Officer)



Jeffrey R. Black
Executive Vice President, Chief Financial Officer & Treasurer (Principal Financial & Accounting Officer)

March 1, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited the accompanying consolidated balance sheets of Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Endo Pharmaceuticals Holdings Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2006 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 1, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Endo Pharmaceuticals Holdings Inc.
Chadds Ford, Pennsylvania

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Endo Pharmaceuticals Holdings Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2005 of the Company and our report dated March 1, 2006 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 1, 2006

Consolidated Balance Sheets

December 31, 2005 and 2004	2005	2004
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 500,956	$278,034
Accounts receivable, net of allowance of $1,475 and $1,447 at December 31, 2005 and 2004, respectively	290,826	139,039
Income taxes receivable	66,461	—
Inventories, net	50,983	71,415
Prepaid expenses and other current assets	14,445	11,867
Deferred income taxes	69,714	67,222
Total current assets	993,385	567,577
PROPERTY AND EQUIPMENT, Net	38,001	28,875
GOODWILL	181,079	181,079
OTHER INTANGIBLES, Net	99,065	117,258
NOTE RECEIVABLE, including accrued interest of $3,472 and $834 at December 31, 2005 and 2004, respectively	48,925	45,047
OTHER ASSETS	11,223	7,655
TOTAL ASSETS	$1,371,678	$947,491
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 94,787	$ 83,259
Accrued expenses	214,276	145,214
Due to Endo Pharma LLC	200,450	42,939
Income taxes payable	—	1,836
Total current liabilities	509,513	273,248
DEFERRED INCOME TAXES	14,637	1,664
OTHER LIABILITIES	4,158	16,629
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, $0.01 par value; 40,000,000 shares authorized; none issued		
Common Stock, $0.01 par value; 175,000,000 shares authorized; 132,800,873 and 131,856,014 shares issued and outstanding at December 31, 2005 and 2004, respectively	1,328	1,319
Additional paid-in capital	619,336	635,915
Retained earnings	220,992	18,697
Accumulated other comprehensive income	1,714	19
Total stockholders' equity	843,370	655,950
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,371,678	$947,491

See notes to consolidated financial statements.

Consolidated Statements of Operations

Years Ended December 31, 2005, 2004 and 2003	2005	2004	2003
	(In thousands, except per share data)		
NET SALES	$820,164	$615,100	$595,608
COST OF SALES (a)	186,350	140,989	135,671
GROSS PROFIT	633,814	474,111	459,937
COSTS AND EXPENSES:			
Selling, general and administrative	211,246	179,270	154,229
Research and development	88,307	51,476	52,622
Depreciation and amortization	15,497	10,630	6,272
Loss on disposal of other intangible, including license termination fee of $3,000	—	3,800	—
Impairment of other intangible asset	5,515	—	—
Compensation related to stock options (primarily selling, general and administrative)	—	—	144,524
Purchased in-process research and development	—	—	(6,966)
OPERATING INCOME	313,249	228,935	109,256
INTEREST (INCOME) EXPENSE, Net of interest (expense) income of $(1,744), $(1,255) and $660, respectively	(10,995)	(2,161)	258
INCOME BEFORE INCOME TAX	324,244	231,096	108,998
INCOME TAX	121,949	87,787	39,208
NET INCOME	$202,295	$143,309	$ 69,790
NET INCOME PER SHARE:			
Basic	$ 1.53	$ 1.09	$ 0.54
Diluted	$ 1.52	$ 1.08	$ 0.53
WEIGHTED AVERAGE SHARES			
Basic	132,242	131,805	128,417
Diluted	133,289	132,718	132,439

(a) Exclusive of amortization of intangible assets.

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2005, 2004 and 2003	Number Of Shares	Common Stock at Par Value	Additional Paid-in Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity	Comprehensive Income
				(In thousands, except share data)			
BALANCE, JANUARY 1, 2003	102,064,450	$1,021	$ 547,249	$(194,402)	$(1,176)	$ 352,692	—
Issuance of Common Stock from exercise of warrants	29,687,602	297	(296)	—	—	1	—
Compensation related to stock options	—	—	144,524	—	—	144,524	—
Exercise of options	17,714	—	154	—	—	154	—
Unrealized gain on securities, net of tax	—	—	—	—	456	456	456
Net income	—	—	—	69,790	—	69,790	69,790
Comprehensive income	—	—	—	—	—	—	$ 70,246
BALANCE, DECEMBER 31, 2003	131,769,766	$1,318	$ 691,631	$(124,612)	$ (720)	$ 567,617	—
Tax sharing distributions made to Endo Pharma LLC	—	—	(13,549)	—	—	(13,549)	—
Estimated tax sharing distributions due to Endo Pharma LLC	—	—	(42,939)	—	—	(42,939)	—
Exercise of options	86,248	1	772	—	—	773	—
Unrealized gain on securities, net of tax	—	—	—	—	739	739	739
Net income	—	—	—	143,309	—	143,309	143,309
Comprehensive income	—	—	—	—	—	—	$144,048
BALANCE, DECEMBER 31, 2004	131,856,014	$1,319	$ 635,915	$ 18,697	$ 19	$ 655,950	—
Estimated tax sharing distributions due to Endo Pharma LLC	—	—	(194,662)	—	—	(194,662)	—
Selling, general and administrative expenses funded by Endo Pharma LLC	—	—	2,000	—	—	2,000	—
Exercise of options	944,859	9	10,180	—	—	10,189	—
Tax benefits of stock options exercised	—	—	165,903	—	—	165,903	—
Unrealized gain on securities, net of tax	—	—	—	—	1,695	1,695	1,695
Net income	—	—	—	202,295	—	202,295	202,295
Comprehensive income	—	—	—	—	—	—	$203,990
BALANCE, DECEMBER 31, 2005	132,800,873	$1,328	$ 619,336	$ 220,992	$ 1,714	$ 843,370	—

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended December 31, 2005, 2004 and 2003	2005	2004	2003
		(In thousands)	
OPERATING ACTIVITIES:			
Net income	$ 202,295	$ 143,309	$ 69,790
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	15,497	10,630	6,272
Purchased in-process research and development	—	—	(6,966)
Accretion of interest on note receivable	(1,240)	(413)	—
Deferred income taxes	(30,894)	6,829	(64,244)
Tax benefits of stock options exercised	206,228	43,345	10,470
Amortization of deferred financing costs	383	390	398
Compensation related to stock options	—	—	144,524
Loss on disposal of other intangible	—	3,800	—
Impairment of other intangible asset	5,515	—	—
Loss on disposal of property and equipment	290	248	—
Selling, general and administrative expenses funded by Endo Pharma LLC	2,000	—	—
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	(146,787)	(37,755)	18,212
Inventories	20,432	(20,965)	(14,934)
Note receivable	(2,638)	(834)	—
Prepaid and other assets	(2,084)	(5,200)	(3,133)
Accounts payable	9,968	16,661	13,813
Accrued expenses	68,352	22,958	39,565
Due to Endo Pharma LLC	5,624	—	—
Income taxes receivable/payable	(68,297)	(12,458)	3,677
Net cash provided by operating activities	284,644	170,545	217,444
INVESTING ACTIVITIES:			
Purchase of property and equipment	(10,491)	(8,118)	(11,344)
Proceeds from sale of property and equipment	7	294	—
Payment of license termination fee	—	(3,000)	—
Loan made to Vernalis	—	(50,000)	—
License fees	(14,500)	(46,500)	(32,500)
Other investments	(1,700)	(500)	(500)
Net cash used in investing activities	(26,684)	(107,824)	(44,344)
FINANCING ACTIVITIES:			
Capital lease obligations repayments	(2,452)	(1,484)	(583)
Tax sharing payments to Endo Pharma LLC	(42,775)	(13,549)	—
Exercise of Endo Pharmaceuticals Holdings Inc. Stock Options and Warrants	10,189	773	154
Net cash used in financing activities	(35,038)	(14,260)	(429)
NET INCREASE IN CASH AND CASH EQUIVALENTS	222,922	48,461	172,671
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	278,034	229,573	56,902
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 500,956	$ 278,034	$229,573
SUPPLEMENTAL INFORMATION:			
Interest paid	$ 878	$ 415	$ 378
Income taxes paid	$ 17,002	$ 48,901	$ 84,751
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Purchase of property and equipment financed by capital leases	$ 5,546	$ 5,071	$ 391
Change in accrual for purchases of property and equipment	$ (1,560)	$ (1,527)	$ (815)

See notes to consolidated financial statements.

1. Description of Business

Endo Pharmaceuticals Holdings Inc. (the "Company" or "we") is a specialty pharmaceutical company with market leadership in pain management. The Company, through its wholly owned subsidiary, Endo Pharmaceuticals Inc. ("Endo" or "EPI"), is engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used to treat and manage pain, primarily in the United States. The Company was incorporated on November 18, 1997 under the laws of the state of Delaware. The stock of Endo is the only asset of the Company, and the Company has no other operations or business.

2. Summary of Significant Accounting Policies

Principles of Consolidation — The consolidated financial statements include the accounts of Endo Pharmaceuticals Holdings Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Customer, Product and Supplier Concentration — We sell our products directly to a limited number of large pharmacy chains and through a limited number of wholesale drug distributors who, in turn, supply products to pharmacies, hospitals, governmental agencies and physicians. We are potentially subject to a concentration of credit risk with respect to our trade receivables. Three distributors and one pharmacy chain individually accounted for 31%, 27%, 13% and 3%, respectively, of our net sales in 2005. Three distributors and one pharmacy chain individually accounted for 29%, 18%, 18% and 9%, respectively, of our net sales in 2004. Three distributors and one pharmacy chain individually accounted for 26%, 26%, 19% and 11%, respectively, of our net sales in 2003. We perform ongoing credit evaluations of our customers and maintain sufficient allowances for estimated uncollectible accounts. Generally, we do not require collateral from our customers. Net sales of Lidoderm®, generic oxycodone extended release, Percocet®, Endocet®, and generic morphine sulfate accounted for: 51%, 14%, 13%, 8% and 5%; 50%, 0%, 14%, 19% and 10%; and 30%, 0%, 36%, 11% and 16% of our net sales for the years ended December 31, 2005, 2004 and 2003, respectively.

We have agreements with Novartis Consumer Health, Inc. and Teikoku Seiyaku Co., Ltd. for the manufacture and supply of a substantial portion of our existing pharmaceutical products (see Note 12). In the event of any interruption in the manufacture and supply of these products due to regulatory or other causes, there can be no assurance that we could make alternative arrangements on a timely basis, if at all. Such interruption could have a material adverse effect on our business, financial condition and results of operations.

Revenue Recognition — Our net sales consist of revenues from sales of our pharmaceutical products, less estimates for chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses. We recognize revenue for product sales when title and risk of loss has passed to the customer, which is typically upon delivery to the customer, when estimated provisions for chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses are reasonably determinable, and when collectibility is reasonably assured.

Sales Deductions — When we recognize revenue from the sale of our products, we simultaneously record an adjustment to revenue for estimated chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses. These provisions are estimated based on historical experience, estimated future trends, estimated customer inventory levels, current contract sales terms with our wholesale and indirect customers and other competitive factors. If the assumptions we used to calculate these adjustments do not appropriately reflect future activity, our financial position, results of operations and cash flows could be materially impacted.

The provision for chargebacks is one of the most significant and the most complex estimate used in the recognition of our revenue. We establish contract prices for indirect customers who are supplied by our wholesale customers. A chargeback represents the difference between our invoice price to the wholesaler and the indirect customer's contract price. Provisions for estimating chargebacks are calculated primarily using historical chargeback experience, estimated wholesaler inventory levels and estimated future trends. We also establish contracts with wholesalers, chain stores and indirect customers that provide for rebates, sales incentives and other allowances. Some customers receive rebates upon attaining established sales volumes. We estimate rebates, sales incentives and other allowances based upon the terms of the contracts with our customers, historical experience, estimated inventory levels of our customers and estimated future trends. We estimate an accrual for Medicaid rebates as a reduction of revenue at the time product sales are recorded. The Medicaid rebate reserve is estimated based upon the historical payment experience, historical relationship to revenues and estimated future trends. Medicaid pricing programs involve particularly difficult interpretations of statutes and regulatory guidance, which are complex and thus our estimates could differ from actual experience. Royalties represent amounts accrued pursuant to the license agreement with Hind Healthcare Inc. (Hind). Royalties, payable to Hind, are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. Royalties are paid to Hind at a rate of 10% of net sales of Lidoderm®. Our return policy allows customers to receive credit for expired products within three to six months prior to expiration and within one year after expiration. We estimate the provision for product returns based upon the historical experience of returns for each product, historical relationship to revenues, estimated future trends, estimated customer inventory levels and other competitive factors. We continually monitor the factors that influence each type of sales deduction and make adjustments as necessary.

Research and Development — Expenditures for research and development are expensed as incurred. Property and equipment that are acquired or constructed for research and development activities and that have alternate future uses are capitalized and depreciated over their estimated useful lives on a straight-line basis.

Cash and Cash Equivalents — The Company considers all highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentrations of Credit Risk — Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash equivalents, accounts receivable and our note receivable. We invest our excess cash in high-quality, liquid money market instruments maintained by financial institutions. We have not experienced any significant losses on our cash equivalents. We perform ongoing credit evaluations of our customers and generally do not require collateral. Approximately 75% and 71% of our accounts receivable balance represent amounts due from three and four customers at December 31, 2005 and 2004, respectively. Our note receivable is secured by certain assets of the counterparty and future royalty and milestone payments due from the counterparty (See Note 8).

Fair Value of Financial Instruments — The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are a reasonable estimate of their fair values because of the current maturities of these instruments. The carrying amount of our note receivable approximates its fair value as the effective rate for this note is comparable to market rates at December 31, 2005. Marketable securities, which are included in other assets, are comprised of our investment in shares of common stock of DURECT Corporation, are recorded at their fair value of approximately $7.8 million at December 31, 2005.

Inventories — Inventories consist of finished goods held for distribution, raw materials and work in process. Our inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions, which may differ from actual results. Inventories also include costs associated with certain products prior to regulatory approval and/or resolution of patent infringement litigation based on management's judgment of probable future commercial use and net realizable value.

Property and Equipment — Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets, ranging from two to ten years, on a straight-line basis. Leasehold improvements and capital lease assets are amortized on a straight-line basis over the shorter of their estimated useful lives or the terms of their respective leases and this amortization is included in depreciation expense.

License Rights — Licenses are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives ranging from twelve to twenty years, with a weighted average useful life of approximately 16 years. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and net income per share to decrease.

Patents — Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Impairment of Long-Lived Assets — Long-lived assets, which includes property and equipment, license rights and patents, are assessed for impairment, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* (SFAS No. 144), whenever events or changes in circumstances indicate the carrying amount of the asset may not be recoverable. The impairment testing involves comparing the carrying amount of the asset to the forecasted undiscounted future cash flows generated by that asset. In the event the carrying value of the asset exceeds the undiscounted future cash flows generated by that asset and the carrying value is not considered recoverable, an impairment exists. An impairment loss is measured as the excess of the asset's carrying value over its fair value, calculated using a discounted future cash flow method. An impairment loss would be recognized in net income in the period that the impairment occurs. As a result of the significance of our long-lived assets, any recognized impairment loss could have a material adverse impact on our financial position and/or results of operations.

Goodwill — Goodwill, which represents the excess of purchase price over the fair value of net assets acquired, is carried at cost. Goodwill is assessed on an annual basis on January 1st of each year for impairment or more frequently if impairment indicators arise. SFAS No. 142, *Goodwill and Other Intangible Assets,* prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

Advertising Costs — Advertising costs are expensed as incurred and included in selling, general and administrative expenses and amounted to $23.2 million, $30.2 million and $25.5 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Income Taxes — The Company accounts for income taxes and the related accounts under the liability method. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted rates expected to be in effect during the year in which the basis differences reverse.

Litigation — The Company is subject to litigation in the ordinary course of business. Legal fees and other expenses related to litigation are expensed as incurred and included in selling, general and administrative expenses. Accruals are recorded when the Company determines that a loss related to a litigation matter is both probable and reasonably estimable.

License and Collaboration Agreements — The Company enters into license and collaboration agreements with third parties whereby the Company purchases the rights to develop, market, sell and/or distribute the underlying pharmaceutical products. Pursuant to these agreements, we are generally required to make up-front payments, milestone payments contingent upon the achievement of certain pre-determined criteria, royalty payments based on specified sales levels of the underlying products and/or certain other payments. Up-front payments are either expensed immediately as research and development or, capitalized. The determination to capitalize amounts related to licenses is based on management's judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. Milestone payments made prior to regulatory approval are generally expensed as incurred and milestone payments made subsequent to regulatory approval are generally capitalized as an intangible asset. Royalty payments are expensed as incurred. Other payments made pursuant to license and collaboration agreements, which are generally related to research and development activities, are expensed as incurred.

Stock-Based Compensation — The Company accounts for its stock-based employee compensation plan under the intrinsic value method in accordance with Accounting Principles Board Opinion ("APB") No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations. The Company has adopted the disclosure-only provisions of SFAS No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure.* In 2006, the Company will adopt SFAS No. 123 (revised 2004), "Share-Based Payment," which requires that the fair value of stock options be recorded in the results of operations.

Pro-forma information regarding net income and earnings per share, as presented below, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. We estimated the fair value of our stock options, as of the respective date of grant, using a Black-Scholes option-pricing model. The following weighted average assumptions were used for such estimates: no dividend yield; expected volatility of 58% in 2005, 63% in 2004 and 70% in 2003; risk-free interest rate of 3.8%, 3.2% and 3.2% for 2005, 2004 and 2003, respectively; and a weighted average expected life of the options of 5 years. Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net income and net income per share would be as follows (in thousands, except per share data):

	Years Ended December 31		
	2005	2004	2003
Net income, as reported	$202,295	$143,309	$ 69,790
Add: Stock-based employee compensation expense included in reported net income	—	—	144,524
Deduct: Tax effect of stock-based employee compensation expense	—	—	(55,536)
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards	(7,203)	(5,901)	(69,981)
Add: Tax effect of stock-based employee compensation expense under fair value based methods	2,766	2,244	26,891
Pro forma net income	$197,858	$139,652	$115,688
Basic earnings per share, as reported	$ 1.53	$ 1.09	$ 0.54
Basic earnings per share, pro forma	$ 1.50	$ 1.06	$ 0.90
Diluted earnings per share, as reported	$ 1.52	$ 1.08	$ 0.53
Diluted earnings per share, pro forma	$ 1.48	$ 1.05	$ 0.87
Weighted average shares outstanding			
Basic	132,242	131,805	128,417
Diluted	133,289	132,718	132,439

Use of Estimates — The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and use assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates made and assumptions used are in the determination of sales deductions for estimated chargebacks, rebates, sales incentives and allowances, certain royalties and returns and losses; inventory reserves; deferred taxes; contingencies; the capitalization of and the selection of amortization periods for intangible assets with finite lives; and the assessment of the recoverability of goodwill and intangible assets.

Segment Information — We report segment information in accordance with SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*. We have one reportable segment, pharmaceutical products.

Comprehensive Income — Comprehensive income includes all changes in equity during a period except those that resulted from investments by or distributions to a company's stockholders. Other comprehensive income refers to revenues, expenses, gains and losses that are included in comprehensive income, but excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Our other comprehensive income is comprised of unrealized holding gains and losses, net of income taxes, on the 1.5 million shares of publicly traded common stock of DURECT that we own.

Reclassifications — During the year ended December 31, 2005, the Company determined that acquisitions of property and equipment on account, which were previously reported as a component of changes in operating assets and liabilities and purchases of property and equipment, are now more appropriately shown as a non-cash investing activity, as opposed to cash used in investing activities, until paid by the Company. Accordingly, the Company's financial statements for the years ended December 31, 2004 and 2003 have now been revised to reflect a decrease in cash provided by operating activities with a corresponding decrease in cash used in investing activities of approximately $1.5 million and $0.8 million, respectively. Purchases of property and equipment acquired on account have now been presented as a supplemental disclosure of non-cash items. This revision has no effect on net income or the amount of cash and cash equivalents reported. Certain other prior period amounts, within the statements of operations, have been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 151, *Inventory Costs, an amendment of ARB No. 43, Chapter 4*. The purpose of this statement is to clarify the accounting of abnormal amounts of idle facility expense, freight, handling costs and waste material. ARB No. 43 stated that under some circumstances these costs may be so abnormal that they are required to be treated as current period costs. SFAS No. 151 requires that these costs be treated, as current period costs regardless if they meet the criteria of "so abnormal." In addition, the statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provision of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29*. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, with earlier application permitted. The adoption of SFAS No. 153 is not expected to have a material impact on the Company's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 123R, *Share-Based Payments (revised 2004)*. This statement eliminates the option to apply the intrinsic value measurement provisions of APB Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to stock compensation awards issued to employees. Rather, the Statement requires companies to measure the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of the award. That cost will be recognized over the period during which an employee is required to provide services in exchange for the award — the requisite service period (usually the vesting period). In March 2005, the SEC staff expressed their views with respect to SFAS No. 123R in Staff Accounting Bulletin No. 107, *Share-Based Payment*, (SAB 107). SAB 107 provides guidance on valuing options. SFAS No. 123R will be effective for the Company's fiscal year beginning January 1, 2006. The Company is currently evaluating the impact of the adoption of this statement on its financial statements.

In March 2005, the FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, (FIN 47). FIN 47 is an interpretation of SFAS No. 143, *Asset Retirement Obligations*, which was issued in June 2001. FIN 47 was issued to address diverse accounting practices that have developed with regard to the timing of liability recognition for legal obligations associated with the retirement of a tangible long-lived asset in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. According to FIN 47, uncertainty about the timing and/or method of settlement of a conditional asset retirement obligation should be factored into the measurement of the liability when sufficient information exists. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 was adopted on December 31, 2005 by the Company and its adoption had no impact on our financial statements.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and Statement No. 3. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle. SFAS

No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS No. 154 is not expected to have a material impact on the Company's results of operations or financial position.

3. Acquisitions

BML Pharmaceuticals

On July 26, 2002, our wholly owned subsidiary, Endo, acquired BML Pharmaceuticals, Inc. ("BML"), a privately held company, for an up-front payment of $14 million. In addition, had BML's lead pipeline product, an oral rinse (0.1% triclosan) for oral mucositis, received FDA approval, Endo would have paid the former shareholders of BML a $32 million payment and an earn-out based on a percentage of net sales of certain products in BML's pipeline. BML operates as a wholly owned subsidiary of Endo Pharmaceuticals Inc. We accounted for the acquisition using the purchase method of accounting. In accordance with the purchase method of accounting, the purchase price was allocated to BML's assets and liabilities based on their respective fair values on the date of the acquisition.

The BML acquisition included an on-going project to research and develop an oral rinse product (0.1% triclosan) for oral mucositis. As a result, the allocation of the fair value of the assets acquired and liabilities assumed included an allocation to purchased in-process research and development ("IPRD") of $20.3 million which was expensed in the consolidated statement of operations on the acquisition date. The methodology we used on the acquisition date in determining the value of IPRD was to: 1) identify the various on-going projects that we have determined to prioritize and continue; 2) project net future cash flows of the identified projects based on then current demand and pricing assumptions, less the anticipated expenses to complete the development program, drug application, and launch of the products (significant net cash inflows from the oral rinse product (0.1% triclosan) for oral mucositis were projected in 2004); and 3) discount these cash flows based on a risk-adjusted discount rate of 20%. The discount rate was determined after considering various uncertainties at the time of the acquisition, including the relative risk of the investment and the time value of money. The assets acquired and liabilities assumed, results of operations and cash flows of BML have been included in our financial statements prospectively for reporting periods beginning July 26, 2002.

We allocated fair value to one project of BML Pharmaceuticals, an oral rinse (0.1% triclosan) for oral mucositis. The development program for a new pharmaceutical substance involves several different phases prior to drug application. Further, drug applications must be approved by the FDA prior to marketing a new drug. Despite our commitment to completion of this research and development project, many factors may arise that could cause the project to be withdrawn or delayed, including the inability to prove the safety and efficacy of the drug during the development process. Upon withdrawal of an application, it is unlikely that the development activities will have alternative use.

On October 24, 2003, we announced that our pivotal Phase III clinical trial of the oral rinse product did not meet its primary endpoint of preventing oral mucositis. During the fourth quarter of 2003, we made the decision to discontinue our development program for the oral rinse product for the treatment of oral mucositis. As a result, we extinguished the contingent liability related to the program resulting in a gain of $7.0 million in 2003.

4. License and Collaboration Agreements

Penwest Pharmaceuticals

In September 1997, we entered into a collaboration agreement with Penwest Pharmaceuticals to exclusively co-develop opioid analgesic products for pain management, using Penwest's patent-protected proprietary technology, for commercial sale worldwide. On April 2, 2002, we amended and restated this agreement to provide, among other things, that this collaboration would cover only that opioid analgesic product currently under development by the parties, namely, oxymorphone ER. We had historically shared, on an equal basis, the costs of products developed under this agreement. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of oxymorphone ER on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we have been and continue to be responsible for funding 100% of these remaining costs until oxymorphone ER is approved by the FDA, at which time we will recoup, from the royalties due to Penwest, the full amount of what Penwest should have contributed had it not exercised such right. Penwest is entitled to receive royalties equal to a percentage beginning at 50%, which could decline to 40% based upon the achievement of certain criteria, of the net realization (as defined in the agreement) of oxymorphone ER. We have exclusive U.S. marketing rights with respect to oxymorphone ER, subject to the terms and conditions contained in this agreement.

Hind Healthcare Inc.

In November 1998, Endo entered into a license agreement (the "Hind License Agreement") with Hind Healthcare Inc. ("Hind") for the sole and exclusive right to develop, use, market, promote and sell Lidoderm® in the United States. Under the terms of the Hind License Agreement, Endo paid Hind approximately $10 million (the "Hind License Fee") based upon the achievement of certain milestones and capitalized this amount as an intangible asset representing the fair value of these exclusive rights. In addition, Endo pays Hind nonrefundable royalties based on net sales of the product. Royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate is 10% of net sales through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During 2005, 2004 and 2003, we accrued $46.4 million, $34.5 million and $19.9 million for these royalties to Hind, respectively, which were recorded as a reduction to net sales. In March 2002, we extended this license with Hind to cover Lidoderm® in Canada and Mexico.

Lavipharm Laboratories, Inc.

In November 1999, Endo entered into a collaboration agreement with Lavipharm Laboratories, Inc. pursuant to which Endo obtained exclusive worldwide rights to Lavipharm's existing drug delivery technology platforms. Under the terms of this collaboration agreement, Endo paid an upfront license fee of $1 million. In September 2001, we amended this agreement to limit its scope to one of Lavipharm's existing drug delivery technologies in combination with two specific active drug substances. In January 2004, we terminated this agreement and made a termination payment to Lavipharm of $3 million plus the potential for up to an additional $5 million in contingent termination payments upon the occurrence of future events. The payment of this additional contingent termination amounts is not likely due the fact that U.S. Food & Drug Administration informed our partner, Noven, that it will not approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch, as discussed below. We wrote-off the unamortized portion of the upfront license fee and expensed the termination payment of $3 million during the year ended December 31, 2004.

DURECT Corporation

In November 2002, Endo entered into a license agreement ("DURECT CHRONOGESIC™ License Agreement") with DURECT Corporation ("DURECT") to develop and commercialize DURECT's CHRONOGESIC™ (sufentanil) Pain Therapy System for the U.S. and Canada. In January 2006, DURECT and Endo entered into Amendment No. 3 to the DURECT CHRONOGESIC™ License Agreement. Prior to this amendment, in addition to other specified termination rights provided to both parties, the Agreement provided Endo with a right to terminate the Agreement starting January 1, 2006 in the event that DURECT had not commenced a specified clinical trial for the CHRONOGESIC™ product candidate on or before January 1, 2006, *provided that* Endo provided DURECT written notice of such termination prior to January 31, 2006. Under Amendment No. 3, the foregoing termination right was amended to provide Endo with the right to terminate the Agreement in the event that (i) DURECT had not delivered to Endo on or before March 31, 2007 a written notice that a human pharmacokinetic trial had been completed with the CHRONOGESIC™ product candidate, together with a full study report of the results of the trial or (ii) Endo, determines, in its sole discretion, to terminate the Agreement during the sixty-day period after DURECT's delivery of the Notice, *provided that*, in each case Endo delivers to DURECT its written notice of termination prior to April 30, 2007. Under Amendment No. 3, Endo shall not be responsible for any development costs for the CHRONOGESIC™ product candidate prior to May 1, 2007. Commencing on May 1, 2007, unless the Agreement is earlier terminated by Endo, Endo will fund 50% of the ongoing development costs for the CHRONOGESIC™ product candidate in accordance with the terms of the Agreement. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT CHRONOGESIC™ License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT CHRONOGESIC™ License Agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT up to $10.0 million. Finally, in connection with this agreement, on November 8, 2002, Endo purchased approximately 1.5 million common shares of DURECT.

On March 14, 2005, we announced that we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, is intended to provide relief of moderate-to-severe chronic pain for up to seven days. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee that has been expensed as research and development in year ended December 31, 2005, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

SkyePharma, Inc.

In December 2002, we entered into a Development and Marketing Strategic Alliance Agreement with SkyePharma, Inc. and SkyePharma Canada, Inc. relating to two of SkyePharma's patented development products, DepoDur® and Propofol IDD-D™ (collectively, the "Skye Products"). Under the terms of the Agreement, Endo received an exclusive license to the U.S. and Canadian marketing and distribution rights for the Skye Products, with options for certain other development products. In return, Endo made a $25 million upfront payment to SkyePharma, which we capitalized as an intangible asset representing the fair value of the exclusive license of these distribution and marketing rights. We were amortizing this intangible asset over its useful life of 17 years. During the year ended December 31, 2005, we recorded a receivable from SkyePharma of $5 million based upon the achievement of certain criteria as specified in the agreement. This receivable has been recorded as a reduction to our recorded intangible asset and the intangible asset is now being amortized over its remaining useful life of 15 years. We collected this receivable in January 2006. In addition, SkyePharma may receive additional contingent milestone payments of up to $95 million ($15 million of which has been paid as of December 31, 2005). During the year ended December 31, 2003, we paid and expensed to research and development a $5 million milestone payment to SkyePharma upon the acceptance by the FDA of the NDA for DepoDur®. During the year ended December 31, 2004, we paid and expensed to research and development a $5 million milestone payment to SkyePharma upon approval of the NDA for DepoDur®. The additional contingent milestone payments also include up to $50 million ($5 million of which has been paid as of December 31, 2005) for Propofol IDD-D™, payable when the product successfully achieves certain regulatory milestones, including FDA approval. During the year ended December 31, 2004, we paid and expensed to research and development a $5 million milestone payment to SkyePharma upon the advancement of Propofol IDD-D™ to the end of Phase II clinical development. The total further includes a $15 million milestone payable when net sales of DepoDur® exceed $125 million in a calendar year, and a $20 million milestone payable when net sales of DepoDur® exceed $175 million in a calendar year. SkyePharma will also receive a share of each product's sales revenue that will increase from 20% initially, to a maximum of 60%, of net sales as the Skye Products' combined net sales achieve certain thresholds. This agreement provides for the parties to work together to complete the necessary clinical, regulatory and manufacturing work for North American regulatory approval of the Skye Products. SkyePharma will be primarily responsible for clinical development up to final FDA approval, and for the manufacture of the Skye Products, including all associated costs. Upon approval, we will market each Skye Product in the U.S. and Canada, with SkyePharma as the supplier. We are responsible for funding and conducting any post-marketing studies and for all selling and marketing expenses. Under this agreement, we also obtained options on other SkyePharma development products, including DepoBupivicaine™, a long-acting, sustained release formulation of the local anesthetic bupivacaine. We had the option to obtain commercialization rights for this product when SkyePharma successfully completes its Phase II trials; however, in February 2006 we relinquished our rights to DepoBupivicaine™. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Noven Pharmaceuticals, Inc.

In February 2004, we entered into a License Agreement and a Supply Agreement with Noven Pharmaceuticals, Inc. under which Noven exclusively licensed to us the U.S. and Canadian rights to its developmental transdermal fentanyl patch, which is intended to be the generic equivalent of Johnson & Johnson's Duragesic® (fentanyl transdermal system). We made an upfront payment of $8.0 million, $1.5 million of which we expensed as research and development costs and $6.5 million of which we capitalized as an intangible asset representing the fair value of the exclusive license of these distribution and marketing rights. We were amortizing this intangible asset over its useful life of 11 years. On September 27, 2005, the U.S. Food & Drug Administration informed our partner, Noven, that it will not approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we incurred a charge of approximately $4 million related to the write-off of our portion of the transdermal fentanyl patch inventory and an impairment charge of approximately $5.5 million, which represents the unamortized portion of the upfront license fee that we paid Noven in February 2004, during the year ended December 31, 2005. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

EpiCept Corp.

In December 2003, we entered into a license granting us exclusive, worldwide rights to certain patents of EpiCept Corp. as well as exclusive, worldwide commercialization rights to EpiCept's LidoPAIN® BP product. The license agreement provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. Under this agreement, we made an upfront payment to EpiCept of $7.5 million which we capitalized as an intangible asset representing the fair value of the exclusive right and the patents. We are amortizing this intangible asset over its useful life of 13 years. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million. In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents expire.

Vernalis Development Limited

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us rights to market Frova® (frovatriptan) in North America. Launched in the U.S. in June 2002, Frova® is indicated for the acute treatment of migraine headaches in adults. Under the terms of the license agreement, we paid Vernalis an upfront fee of $30 million and are required to make anniversary payments for the first two years at $15 million in 2005 and 2006 (the first $15 million anniversary payment was made in 2005), and a $40 million milestone payment upon U.S. Food and Drug Administration, FDA, approval for the menstrual migraine indication ("MM"). We have capitalized the $30 million up-front payment, the present value of the two $15 million anniversary payments and the difference of $6.2 million between the face amount of the note and its present value at inception (See Note 8) as an intangible asset representing the fair value of the exclusive license to market Frova®. We are amortizing this intangible asset over its estimated useful life of 15 years. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova®. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement is for the shorter of the time (i) that there are valid claims on the Vernalis patents covering Frova® or there is market exclusivity granted by a regulatory authority, whichever is longer, or (ii) until the date on which a generic version of Frova® is first offered, but in no event longer than 20 years. We can terminate the license agreement under certain circumstances, including upon one years' written notice.

On July 1, 2005, we entered into a co-promotion Agreement, as amended on December 22, 2005, with Vernalis. The co-promotion agreement, as amended, is related to that certain license agreement that we entered into on July 14, 2004 with Vernalis, under which Vernalis agreed to exclusively license to us rights to market the product Frova® (frovatriptan) in North America. Pursuant to the license agreement, Vernalis had retained rights to co-promote Frova® in the United States. Vernalis has exercised its co-promotion option, and the co-promotion agreement, as amended, sets forth the certain specific terms and conditions governing such co-promotion and amends, restates and supersedes certain sections of the license agreement. Under the terms of both the license and co-promotion agreements, both as amended, we will reimburse Vernalis for certain defined costs of their sales personnel beginning in January 2006.

Orexo AB

In August 2004, we entered into an agreement granting us the exclusive rights to develop and market Orexo AB's (a Swedish company) patented sublingual muco-adhesive fentanyl product (Rapinyl™) in North America. Rapinyl™ is a sub-lingual, fast-dissolving tablet of fentanyl intended for the treatment of breakthrough cancer pain. Rapinyl™ is based on Orexo's unique patented technology for sublingual administration. The agreement provided for us to make an up-front license fee payment of $10 million, which we capitalized as an intangible asset representing the fair value of the exclusive right to market the product and are amortizing over its estimated useful life of 20 years, in addition to other license fees and payments based on development and regulatory milestones, which may total up to $22.1 million ($7.3 million of which was recorded during the year ended December 31, 2005 and included in research and development expense) through FDA approval of Rapinyl™'s New Drug Application. The Company expects to pay an additional $5.2 million in 2006. The agreement also provides for royalties upon commercial sales and may include sales milestones if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $750,000.

ProEthic Pharmaceuticals, Inc.

On March 14, 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, in March 2005, we paid a $10 million upfront fee that has been expensed as research and development during the year ended December 31, 2005, and we could be required to make additional payments of approximately $13.0 million upon the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety (90) days' written notice.

ZARS Pharma.

On January 6, 2006, we entered into an agreement with ZARS Pharma for the North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch. Synera™ is for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the U.S. Food and Drug Administration on June 23, 2005, Synera™ is expected to become commercially available in the second half of 2006.

Under the terms of the agreement, we paid ZARS an upfront fee of $11 million which has been capitalized in January 2006 and may be required to make additional payments of up to approximately $27 million upon achievement of certain commercial milestones, $8 million of which will be due upon the first commercial sale of the product, which is expected in the second half of 2006. We will also pay ZARS royalties on net sales of Synera™.

Other

We have licensed from universities and other companies rights to certain technologies or intellectual property generally in the field of pain management. We are generally required to make upfront payments as well as other payments upon successful completion of regulatory or sales milestones. In addition, these agreements generally require us to pay royalties on sales of the products arising from these agreements. These agreements generally permit Endo to terminate the agreement with no significant continuing obligation.

5. Inventories, net

Inventories are comprised of the following at December 31, 2005 and 2004, respectively (in thousands):

	2005	2004
Raw Materials	$13,094	$14,936
Work-in-Process	7,868	16,294
Finished Goods	30,021	40,185
Total	$50,983	$71,415

6. Property and Equipment

Property and equipment is comprised of the following at December 31, 2005 and 2004, respectively (in thousands):

	2005	2004
Machinery and equipment	$ 6,278	$ 5,322
Leasehold improvements	13,500	10,285
Computer equipment and software	12,726	9,905
Assets under capital leases	10,506	6,648
Furniture and fixtures	5,527	3,777
Construction in progress	9,196	7,029
	57,733	42,966
Less accumulated depreciation	(19,732)	(14,091)
Total	$ 38,001	$ 28,875

Depreciation expense was $7.8 million, $5.5 million and $4.1 million for the years ending December 31, 2005, 2004 and 2003, respectively.

7. Goodwill and Other Intangibles

Goodwill and other intangible assets consist of the following at December 31, 2005 and 2004, respectively (in thousands):

	2005	2004
Goodwill	$181,079	$181,079
Amortizable Intangibles:		
Licenses	$112,100	$123,600
Patents	3,200	3,200
	115,300	126,800
Less accumulated amortization	(16,235)	(9,542)
Other Intangibles, net	$ 99,065	$117,258

Goodwill and other intangibles represent a significant portion of our assets and stockholders' equity. As of December 31, 2005, goodwill and other intangibles comprised approximately 20% of our total assets and 33% of our stockholders' equity. SFAS No. 142, Goodwill and Other Intangible Assets, prescribes a two-step method for determining goodwill impairment. In the first step, we determine the fair value of our one reporting unit. If the net book value of our reporting unit exceeds the fair value, we would then perform the second step of the impairment test which requires allocation of our reporting unit's fair value to all of its assets and liabilities in a manner similar to a purchase price allocation, with any residual fair value being allocated to goodwill. An impairment charge will be recognized only when the implied fair value of our reporting unit's goodwill is less than its carrying amount. As a result of the significance of goodwill, our results of operations and financial position in a future period could be negatively impacted should an impairment of goodwill occur.

We have one reportable segment, pharmaceutical products. Goodwill arose as a result of the August 26, 1997 acquisition of certain branded and generic pharmaceutical products, related rights and certain assets of the then DuPont Merck Pharmaceutical Company (n/k/a Bristol-Myers Squibb Pharma Company) and the July 17, 2000 acquisition of Algos. Although goodwill arose in two separate transactions, the components of our operating segment have been integrated and are managed as one reporting unit. Our components extensively share assets and other resources with the other components of our business and have similar economic characteristics. In addition, our components do not maintain discrete financial information. Accordingly, the components of our business have been aggregated into one reporting unit and are evaluated as such for goodwill impairment. Goodwill is evaluated for impairment on an annual basis on January 1st of each year unless events or circumstances indicate that an impairment may have occurred between annual dates. On January 1, 2006, 2005 and 2004, our goodwill was evaluated for impairment and, based on the fair value of our reporting unit, no impairment was identified.

The cost of licenses are either expensed immediately or, if capitalized, are stated at cost, less accumulated amortization and are amortized using the straight-line method over their estimated useful lives ranging from twelve to twenty years, with a weighted average useful life of approximately 16 years. The determination to capitalize amounts related to licenses is based on management's judgments with respect to stage of development, the nature of the rights acquired, alternative future uses, developmental and regulatory issues and challenges, the net realizable value of such amounts based on projected sales of the underlying products, the commercial status of the underlying products and/or various other competitive factors. We determine amortization periods for licenses based on our assessment of various factors impacting estimated useful lives and cash flows of the acquired rights. Such factors include the expected launch date of the product, the strength of the intellectual property protection of the product and various other competitive, developmental and regulatory issues, and contractual terms. Significant changes to any of these factors may result in a reduction in the useful life of the license and an acceleration of related amortization expense, which could cause our operating income, net income and earnings per share to decrease. The value of these licenses is subject to continuing scientific, medical and marketplace uncertainty. During the year ended December 31, 2005, the Company expensed $20 million with respect to the acquisitions of marketing and development license rights for two products that are currently in development. We expensed the cost of these license rights based on the fact that we acquired both marketing and development rights for products that do not have regulatory approval and that do not have currently identifiable alternative future uses. As such, it was determined that the cost of the right to develop the products and the cost of the right to market the products were inextricably linked and therefore expensed in the accompanying financial statements. Patents acquired in the Algos merger are stated at cost, less accumulated amortization, and are amortized using the straight-line method over their estimated useful lives of seventeen years.

Amortization expense was $7.7 million, $5.1 million and $2.2 million for the years ending December 31, 2005, 2004 and 2003, respectively. As of December 31, 2005, estimated amortization of intangibles for the five fiscal years subsequent to December 31, 2005 is as follows (in thousands):

2006	$7,235
2007	7,235
2008	7,235
2009	7,235
2010	7,235

8. Note Receivable

In July 2004, we entered into a license agreement and a loan agreement with Vernalis Development Limited, or Vernalis, under which Vernalis agreed to exclusively license to us rights to market Frova® (frovatriptan) in North America. Under the loan agreement, we provided Vernalis with a loan of $50 million in August 2004. The loan was primarily used to make a payment in full and final settlement of the amounts due to Elan Corporation from Vernalis in connection with Vernalis' reacquisition of the North American rights to Frova®. The loan is secured against the revenues receivable by Vernalis under the license agreement. At our election, we are able to offset $20 million of the $40 million menstrual migraine indication approval milestone and 50% of all royalties to be paid under the license agreement to Vernalis to repay the loan. To the extent not previously repaid, the loan is due in full after five years. Interest is at the rate of 5% per annum payable semi-annually. However, Vernalis has the option to defer payment of interest and increase the loan outstanding each time an interest payment becomes due. In January and July 2005, Vernalis elected to defer payment of the semi-annual interest amounts otherwise due January 31 and July 31, 2005 totaling approximately $2.4 million. In January 2006, Vernalis elected to defer payment of the semi-annual interest payment otherwise due January 31, 2006 totaling an additional $1.3 million

We estimated that an approximate fair market rate of interest for this type of secured loan was 8% per annum and therefore recorded the note receivable at its present value at inception of $43.8 million. The note receivable is being accreted up to its face amount at maturity using the effective interest method and thus the effective interest rate over the five year term will be 8% per annum. The difference of $6.2 million between the face amount of the note and its present value at inception has been treated as additional consideration paid to acquire the license rights and has been included in Other Intangibles. Interest income recognized on this note receivable was $3.9 million and $1.2 million for the years ended December 31, 2005 and 2004, respectively.

9. Accrued Expenses

Accrued expenses are comprised of the following at December 31, 2005 and 2004, respectively (in thousands):

	2005	2004
Chargebacks	$ 50,808	$ 40,290
Returns	21,215	21,649
Rebates	95,565	50,773
Other sales deductions	15,338	4,450
License fees	14,633	14,667
Other	16,717	13,385
Total	$214,276	$145,214

10. Credit Facility

In December 2001, we amended and restated our senior secured credit facility with a number of lenders. This amended and restated credit facility provides us with a line of credit of $75.0 million. The line of credit expires on December 21, 2006. Any loans outstanding under the amended and restated credit facility are secured by a first priority security interest in substantially all of our assets. On April 30, 2004, we amended our credit facility to allow us to file a shelf registration statement on Form S-3, which we initially filed on

April 30, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders to be named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. On July 13, 2004, we amended our credit facility to allow us to enter in the transaction with Vernalis. As of December 31, 2005, we have not borrowed under the credit facility.

Borrowings under the Amended and Restated Credit Agreement bear interest, which is payable at least quarterly, at a rate equal to the bank's floating alternate base rate plus a premium ranging from 0.75% to 1.25%, or at a rate equal to LIBOR plus a premium ranging from 1.75% to 2.25%, depending on the type of borrowing and our performance against certain criteria.

Additionally, fees are charged on the average daily unused amount of the Amended and Restated Credit Agreement at a rate ranging from 0.375% to 0.50% depending on our performance against certain criteria. This commitment fee is payable quarterly.

The Amended and Restated Credit Agreement contains limitations and restrictions concerning, among other things, additional indebtedness, acquisition or disposition of assets, dividend payments and transactions with affiliates. In addition, the Amended and Restated Credit Agreement requires us to maintain certain ratios (as defined therein).

11. Income Taxes

Income tax consists of the following for 2005, 2004, and 2003 (in thousands):

	2005	2004	2003
Current:			
Federal	$ (53,318)	$32,189	$ 80,119
State	29	5,404	12,863
	(53,289)	37,593	92,982
Deferred:			
Federal	156,468	43,912	(50,828)
State	18,674	6,300	(8,442)
	175,142	50,212	(59,270)
Valuation allowance	96	(18)	5,496
Total income tax	$121,949	$87,787	$ 39,208

A reconciliation of income tax at the federal statutory income tax rate to the total income tax provision for 2005, 2004, and 2003 is as follows (in thousands) Certain prior year amounts have been reclassified to conform to the current year presentation:

	2005	2004	2003
Federal income tax at the statutory rate	$113,485	$80,884	$38,150
State income tax net of federal benefit	12,157	7,511	3,261
Research and development credit	(1,686)	(588)	(1,400)
Effect of permanent items:			
Purchased in-process research and development	—	—	(2,438)
Tax exempt interest income	(1,937)	(345)	—
Other	(70)	325	1,635
Total income tax	$121,949	$87,787	$39,208

The tax effects of temporary differences that comprise the current and non-current deferred income tax amounts shown on the balance sheets at December 31 are as follows (in thousands):

	2005	2004
Deferred tax assets:		
Accrued expenses	$ 70,146	$ 47,481
Compensation related to stock options	—	39,832
Purchased in-process research and development	7,722	8,895
Net operating loss carryforward	4,870	—
Capital loss carryforward	5,574	5,478
Other intangible assets	5,429	—
Other	698	1,029
Total gross deferred income tax assets	94,439	102,715
Deferred tax liabilities:		
Depreciation and amortization	(31,700)	(30,743)
Other	(2,088)	(936)
Total gross deferred income tax liabilities	(33,788)	(31,679)
Valuation allowance	(5,574)	(5,478)
Net deferred income tax asset	$ 55,077	$ 65,558

As a result of the significant tax deductions generated in 2005 from the exercise of stock options, we have incurred a net operating loss in 2005 for tax purposes which will permit us to obtain a tax refund of a portion of prior years' payments during 2006. As a result, we have recorded an income tax receivable at December 31, 2005.

The estimated fair value of the BML purchased in-process research development of $20.3 million was not a tax deductible item and, therefore, increased our effective income tax rate in 2002 and the reversal of $7.0 million in 2003 decreased our effective income tax rate in 2003. The Company recorded a valuation allowance in 2003 due to the uncertainty of its ability to utilize the capital losses that arose with the write off of the BML investment. At December 31, 2005, the Company had $14.6 million in capital loss carryforwards, for tax purposes, which expire in 2009. Also, at December 31, 2005, the Company had $149.8 million in state net operating loss carryforwards which expire at various intervals between 2010 and 2025.

12. Commitments and Contingencies

Manufacturing, Supply and Other Service Agreements We contract with various third party manufacturers and suppliers to provide us with our raw materials used in our products and finished goods. Our most significant agreements are with Novartis Consumer Health, Teikoku Seiyaku Pharmaceuticals and Mallinckrodt. If for any reason we are unable to obtain sufficient quantities of any of the finished goods or raw materials or components required for our products, this may have a material adverse effect on our business, financial condition and results of operations.

Novartis Consumer Health, Inc.

On May 3, 2001, we entered into a long-term manufacturing and development agreement with Novartis Consumer Health, Inc. whereby Novartis has agreed to manufacture certain of our commercial products and products in development. We are required to purchase, on an annual basis, a minimum amount of product from Novartis. The purchase price per product is equal to a predetermined amount per unit, subject to periodic adjustments. This agreement had a five-year term, with automatic five-year renewals thereafter. In August 2005, we extended this agreement until 2011. As of December 31, 2005, we are required to purchase a minimum of $7.8 million per year through December 31, 2009. Amounts paid pursuant to this agreement were $39.9 million, $27.7 million and $29.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Either party may terminate this agreement on three-years' notice, effective at any time after the initial five-year term. In addition, we may terminate this agreement effective prior to the fifth anniversary of the agreement upon three-years' notice and the payment of certain early termination fees. Either party may also terminate this agreement on account of a material breach by the other.

Teikoku Seiyaku Co., Ltd.

Under the terms of this agreement, Teikoku, a Japanese manufacturer, manufactures Lidoderm® at its Japanese facility for commercial sale by us in the United States. We also have an option to extend the supply area to other territories within a defined period of time. The purchase price for the product is equal to a predetermined amount per unit of product. We are required to purchase a minimum of approximately $18 million of product from Teikoku in 2006. Amounts paid pursuant to this agreement were $89.8 million, $94.2 million and $38.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. The term of this agreement is from November 23, 1998 until the shorter of (1) the expiration of the last to expire patent that is licensed to us from Hind Healthcare Inc. or (2) November 20, 2011. This agreement may be terminated for material breach by either party and by us if the Hind Healthcare license agreement is terminated.

Mallinckrodt Inc.

Under the terms of this agreement, Mallinckrodt manufactures and supplies to us narcotic active drug substances, in bulk form, and raw materials for inclusion in our controlled substance pharmaceutical products. We are required to purchase a fixed percentage of our annual requirements of each narcotic active drug substance from Mallinckrodt. The purchase price for these substances is equal to a fixed amount, adjusted on an annual basis. The initial term of this agreement is July 1, 1998 until June 30, 2013, with an automatic renewal provision for unlimited successive one-year periods. Either party may terminate this agreement for a material breach.

In addition, under a separate agreement, Mallinckrodt exclusively manufactures and supplies to us a narcotic active drug substance that is not covered under the previously discussed Mallinckrodt agreement. We are required to purchase a fixed percentage of our annual requirements of this narcotic active drug substance from Mallinckrodt. The purchase price of the substance is a fixed amount that may be adjusted annually in the event of Mallinckrodt product cost increases. The current term of this agreement is April 1, 1998 until June 30, 2004, as extended pursuant to an amendment, dated as of May 8, 2000, with an automatic renewal provision for unlimited successive one-year periods, unless terminated by either party. The current renewal term expires on June 30, 2006. This agreement may also be terminated for material breach by either party. Amounts paid pursuant to these agreements were $24.6 million, $18.9 million and $33.2 million for the years ended December 31, 2005, 2004 and 2003, respectively.

General

In addition to the manufacturing and supply agreements described above, we have agreements with (1) UPS Supply Chain Solutions, Inc. (f/d/b/a Livingston Healthcare Services, Inc.) for customer service support, warehouse and distribution services and certain financial functions that expires in 2010, (2) Kunitz and Associates Inc. for assistance with adverse event reporting and (3) PPD Development, LP for clinical development services, business development support and medical information services. Although we have no reason to believe that these agreements will not be honored, failure by any of these third parties to honor their contractual obligations may have a materially adverse effect on our business, financial condition and/or results of operations.

LICENSE AGREEMENTS, MILESTONES AND ROYALTIES

Hind Healthcare Inc.

Under the terms of the Hind License Agreement, royalties are recorded as a reduction to net sales due to the nature of the license agreement and the characteristics of the license involvement by Hind in Lidoderm®. The royalty rate is 10% of net sales through the shorter of (1) the expiration of the last licensed patent or (2) November 20, 2011, including a minimum royalty of at least $500,000 per year. During the years ended December 31, 2005, 2004 and 2003, we accrued $46.4 million, $34.5 million and $19.9 million for these royalties to Hind, respectively.

Penwest Pharmaceuticals

Under the terms of the amended and restated strategic alliance agreement with Penwest Pharmaceuticals Co. (Penwest), Penwest is entitled to receive royalties equal to a percentage beginning at 50%, which could decline to 40% based upon the achievement of certain criteria, of the net realization (as defined in the agreement) of oxymorphone ER. On March 18, 2003, we received notice from Penwest that it was exercising its right under the agreement to cease funding its share of the development and pre-launch marketing costs of this product on account of their concern about their ability to access external capital funding opportunities in the future. Accordingly, we have been and continue to be responsible for funding 100% of these remaining costs until oxymorphone ER is approved by the FDA, at which time we will recoup, from the royalties due to Penwest, the full amount of what Penwest should have contributed had it not exercised such right.

Lavipharm Laboratories, Inc.

In November 1999, Endo entered into a collaboration agreement with Lavipharm Laboratories, Inc. pursuant to which Endo obtained exclusive worldwide rights to Lavipharm's existing drug delivery technology platforms. Under the terms of this collaboration agreement, Endo paid an upfront license fee of $1 million. In September 2001, we amended this agreement to limit its scope to one of Lavipharm's existing drug delivery technologies in combination with two specific active drug substances. In January 2004, we terminated this agreement and made a termination payment to Lavipharm of $3 million plus the potential for up to an additional $5 million in contingent termination payments upon the occurrence of future events. The payment of this additional contingent termination amounts is not likely due the fact that U.S. Food & Drug Administration informed our partner, Noven, that it will not approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch, as discussed below. We wrote-off the unamortized portion of the upfront license fee and expensed the termination payment of $3 million during the year ended December 31, 2004.

DURECT Corporation

In January 2006, DURECT and Endo entered into Amendment No. 3 to the DURECT CHRONOGESIC™ License Agreement. Prior to this amendment, in addition to other specified termination rights provided to both parties, the Agreement provided Endo with a right to terminate the Agreement starting January 1, 2006 in the event that DURECT had not commenced a specified clinical trial for the CHRONOGESIC™ product candidate on or before January 1, 2006, *provided that* Endo provided DURECT written notice of such termination prior to January 31, 2006. Under Amendment No. 3, the foregoing termination right was amended to provide Endo with the right to terminate the Agreement in the event that (i) DURECT had not delivered to Endo on or before March 31, 2007 a written notice that a human pharmacokinetic trial had been completed with the CHRONOGESIC™ product candidate, together with a full study report of the results of the trial or (ii) Endo, determines, in its sole discretion, to terminate the Agreement during the sixty-day period after DURECT's delivery of the Notice, *provided that,* in each case Endo delivers to DURECT its written notice of termination prior to April 30, 2007. Under Amendment No. 3, Endo shall not be responsible for any development costs for the CHRONOGESIC™ product candidate prior to May 1, 2007. Commencing on May 1, 2007, unless the Agreement is earlier terminated by Endo, Endo will fund 50% of the ongoing development costs for the CHRONOGESIC™ product candidate in accordance with the terms of the Agreement. Endo will also reimburse DURECT for a portion of its prior development costs upon the achievement of certain milestones. Milestone payments made by Endo under the DURECT CHRONOGESIC™ License Agreement could total up to $52.0 million. Endo and DURECT will share profits equally, based on projected financial performance of CHRONOGESIC™. In addition, the DURECT CHRONOGESIC™ License Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT CHRONOGESIC™ License Agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, the DURECT CHRONOGESIC™ License Agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require Endo to pay DURECT up to $10.0 million.

On March 14, 2005, we announced that we signed an agreement that gives us the exclusive license to develop and commercialize DURECT's sufentanil-containing transdermal patch in the U.S. and Canada (the "DURECT Sufentanil Agreement"). The sufentanil patch, which is in early-stage clinical development, is intended to provide relief of moderate-to-severe chronic pain for up to seven days. We have assumed all remaining development and regulatory filing responsibility for this product, including the funding thereof. Under the terms of the DURECT Sufentanil Agreement, in April 2005, we paid DURECT a $10 million upfront fee, which was expensed as research and development in the first quarter of 2005, with additional payments of approximately $35 million upon achievement of predetermined regulatory and commercial milestones. We will also pay royalties to DURECT on net sales of the sufentanil transdermal patch. In addition, the DURECT Sufentanil Agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. The DURECT Sufentanil Agreement will continue in effect until terminated. The DURECT

Sufentanil Agreement provides each party with specified termination rights, including the right of each party to terminate the DURECT Sufentanil Agreement upon material breach of the DURECT Sufentanil Agreement by the other party and the right of Endo to terminate the DURECT Sufentanil Agreement at any time without cause subject to a specified notice period.

SkyePharma, Inc.

Under the terms of our agreement with SkyePharma, we are required to pay to SkyePharma a share of each product's sales revenue, which share may increase from 20% initially, to a maximum of 60%, of net sales as the products' combined sales achieve certain thresholds. In addition, future milestone payments may be due SkyePharma as follows (in thousands):

Milestone Event	Milestone Payment
The first time net sales of DepoDur® in a calendar year exceed $125,000	$15,000
The first time net sales of DepoDur® in a calendar year exceed $175,000	20,000
Total contingent sales milestones for DepoDur®	$35,000
FDA acceptance of the NDA for Propofol IDD-D™ in the United States	5,000
FDA final approval of the NDA for Propofol IDD-D™ in the United States	40,000
Total contingent regulatory milestones for Propofol IDD-D™	$45,000

In addition, this agreement also contains terms and conditions customary for this type of arrangement, including representations, warranties, indemnities and termination rights. This agreement generally lasts until the underlying patents on the product expire. With respect to termination rights, this agreement permits Endo to terminate its continued participation under a number of circumstances, one of which could require us to pay SkyePharma $5.0 million.

Noven Pharmaceuticals, Inc.

Under the terms of our license agreement with Noven, upon our first commercial sale of the fentanyl patch, Noven is entitled to receive an additional payment ranging from $5.0 million to $10.0 million, depending on the timing of launch and the number of generic competitors on the market. The profit on the product will be shared. This license agreement also establishes an ongoing collaboration between the two companies to identify and develop additional new transdermal therapies. As part of this effort, Noven will undertake feasibility studies to determine whether certain compounds identified by the parties can be delivered through Noven's transdermal patch technology. Endo is expected to fund and manage clinical development of those compounds proceeding into clinical trials.

On September 27, 2005, the U.S. Food & Drug Administration informed our partner, Noven, that it will not approve Noven's Abbreviated New Drug Application for its developmental transdermal fentanyl patch based on the FDA's assessment of potential safety concerns related to the higher drug content in the Noven product versus the reference-listed product, Duragesic®. As a result, we incurred a charge of approximately $4 million related to the write-off of our portion of the transdermal fentanyl patch inventory and an impairment charge of approximately $5.5 million, which represents the unamortized portion of the upfront license fee that we paid Noven in February 2004. On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

EpiCept Corp.

Our license agreement with EpiCept provides for Endo to pay EpiCept milestones as well as royalties on the net sales of EpiCept's LidoPAIN® BP product. EpiCept has also retained an option to co-promote the LidoPAIN® BP product. Under this agreement, Endo also received an exclusive, worldwide license to certain patents of EpiCept Corp. Milestone payments made by Endo under this agreement, including regulatory milestones and sales thresholds, could total up to $82.5 million.

Vernalis Development Limited

Under the terms of our license agreement with Vernalis, we will make anniversary payments for the first two years of $15 million in 2005 and 2006 (the first $15 million anniversary payment was made in September 2005), and a $40 million milestone payment upon FDA approval for the menstrual migraine indication. In addition, Vernalis will receive one-time milestone payments for achieving defined annual net sales targets. These sales milestone payments increase based on increasing net sales targets ranging from a milestone of $10 million on $200 million in net sales to a milestone of $75 million on $1.2 billion in net sales. These sales milestones could total up to $255 million if all of the defined net sales targets are achieved. We will also pay royalties to Vernalis based on the net sales of Frova®. On July 1, 2005, we entered into a co-promotion Agreement, as amended on December 22, 2005, with Vernalis. The co-promotion agreement, as amended, is related to that certain license agreement that we entered into on July 14, 2004 with Vernalis, under which Vernalis agreed to exclusively license to us rights to market the product Frova® (frovatriptan) in North America. Pursuant to the license agreement, Vernalis had retained rights to co-promote Frova® in the United States. Vernalis has exercised its co-promotion option, and the co-promotion agreement, as amended, sets forth the certain specific terms and conditions governing such co-promotion and amends, restates and supersedes certain sections of the license agreement. Under the terms of both the license and co-promotion agreements, both as amended, we will reimburse Vernalis for certain defined costs of their sales personnel beginning in January 2006.

Orexo AB

Our agreement with Orexo provides for us to make additional license fees and payments based on development and regulatory milestones, which may total up to $22.1 million through FDA approval of Rapinyl™'s New Drug Application, $7.3 million of which was recorded during the year ended December 31, 2005 and has been included in research and development expense. The Company expects to pay an additional $5.2 million in 2006. The agreement also provides for royalties upon commercial sales and may include sales milestones, up to $39.2 million, if defined sales thresholds are achieved. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of the license agreement shall be until the later of (i) the expiration of the patents or (ii) the expiration of any market exclusivity right. We can terminate the license agreement under certain circumstances, including upon six months' written notice, and we may be required to pay a termination fee of up to $750,000.

ProEthic Pharmaceuticals, Inc.

On March 14, 2005, we entered into an agreement with ProEthic Pharmaceuticals, Inc. for the U.S. and Canadian rights to develop and commercialize a once-daily ketoprofen-containing topical patch. Ketoprofen is a non-steroidal anti-inflammatory drug (NSAID) generally used for the treatment of inflammation and pain and currently available in the U.S. only in oral form. Currently in Phase II clinical trials in the U.S., the ketoprofen patch is being developed for the localized treatment of acute pain associated with soft-tissue injuries such as tendonitis or joint sprains and strains. Two Phase III placebo-controlled studies in soft-tissue injury and ankle sprains have been completed in Europe by ProEthic's European partner APR Applied Pharma Research AG, with statistically significant results. Under the terms of the agreement, in March 2005, we made a $10 million upfront payment, which was expensed as research and development during the year ended December 31, 2005, and we could be required to make additional payments of approximately $13.0 million for the achievement of certain regulatory and other milestones. We will also pay royalties on net sales of the ketoprofen patch. In addition, the license agreement also contains customary terms and conditions, including representations, warranties, indemnities and termination rights. The term of this license agreement shall be until the later of (i) the expiration of the patents or (ii) the tenth (10th) anniversary of the date of the first commercial sale of the product. We can terminate the agreement at any time upon no more than ninety (90) days' written notice.

Zars Pharma.

On January 6, 2006, we entered into an agreement with ZARS Pharma for the North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch. Synera™ is for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the U.S. Food and Drug Administration on June 23, 2005, Synera™ is expected to become commercially available in the second half of 2006. Under the terms of the agreement, we paid ZARS an upfront fee of $11 million which has been capitalized in January 2006 and may be required to make additional payments of up to approximately $27 million upon achievement of certain commercial milestones, $8 million of which will be due upon the first commercial sale of the product, which is expected in the second half of 2006. We will also pay ZARS royalties on net sales of Synera™.

Life Sciences Opportunities Fund (Institutional) II, L.P.

On December 12, 2003, we entered into a subscription agreement to invest up to $10 million into Life Sciences Opportunities Fund (Institutional) II, L.P., a Delaware limited partnership formed to carry out investments in life science companies. As part of this investment, we are able to capitalize on the knowledge of LOF Partners, LLC, the general partner, and its access to, life sciences entities with promising pharmaceutical assets, technologies and management talent and on the general partner's wide range of industry contacts and resources. As of December 31, 2005, we have invested $2.7 million in this partnership and are accounting for this investment utilizing the equity method.

Employment Agreements

We have entered into employment agreements with certain members of management.

Research Contracts

In addition to our agreement with PPD Development, LP, we routinely contract with universities, medical centers, contract research organizations and other institutions for the conduct of research and clinical studies on our behalf. These agreements are generally for the duration of the contracted study and contain provisions that allow us to terminate prior to completion.

Collaboration Agreements

We have also entered into certain collaboration agreements with third parties for the development of pain management products. Potential milestone payments pursuant to these contracts could total up to $62 million. These agreements require us to share in the development costs of such products and grant marketing rights to us for such products. If our third party partners are unable or unwilling to fund their portion of the collaboration project with us, this may adversely affect our results of operations and cash flows in the foreseeable future.

Legal Proceedings

While we cannot predict the outcome of the following legal proceedings, we believe that the claims against us are without merit, and we intend to vigorously defend our position. An adverse outcome in any of these proceedings could have a material adverse effect on our current and future financial position and results of operations. No amounts have been accrued with respect to any of these unsettled legal proceedings at December 31, 2005.

Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 00 Civ. 8029 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 2109 (SHS) (S.D.N.Y.); Purdue Pharma L.P., et al. v. Endo Pharmaceuticals Inc., et al., Index No. 01 Civ. 8177 (SHS) (S.D.N.Y.)

On October 20, 2000, The Purdue Frederick Company and related companies (Purdue Frederick) filed suit against us and our subsidiary, Endo Pharmaceuticals Inc. (EPI), in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent version of Purdue Frederick's OxyContin® (oxycodone hydrochloride extended-release tablets), 40mg strength, infringes three of its patents. This suit arose after EPI provided the plaintiffs with notice that its ANDA submission for a bioequivalent version of Purdue Frederick's OxyContin®, 40mg strength, challenged the listed patents for OxyContin® 40mg tablets. On March 13, 2001, Purdue Frederick filed a second suit against us and EPI in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent versions of Purdue Frederick's OxyContin®, 10mg and 20mg strengths, infringe the same three patents. This suit arose from EPI having amended its earlier ANDA on February 9, 2001 to add bioequivalent versions of the 10mg and 20mg strengths of OxyContin®. On August 30, 2001, Purdue Frederick filed a third suit against us and EPI in the U.S. District Court for the Southern District of New York alleging that EPI's bioequivalent version of Purdue Frederick's OxyContin®, 80mg strength, infringes the same three patents. This suit arose from EPI having amended its earlier ANDA on July 30, 2001 to add the bioequivalent version of the 80mg strength of OxyContin®.

For each of the 10mg, 20mg, 40mg and 80mg strengths of this product, EPI made the required Paragraph IV certification against the patents listed in the FDA's Orange Book as covering these strengths of OxyContin®. EPI pleaded counterclaims that the patents asserted by Purdue Frederick are invalid, unenforceable and/or not infringed by EPI's formulation of oxycodone hydrochloride extended-release tablets, 10mg, 20mg, 40mg and 80mg strengths. EPI also counterclaimed for antitrust damages based on allegations that Purdue Frederick obtained the patents through fraud on the United States Patent and Trademark Office and is asserting them while aware of their invalidity and unenforceability.

The trial of the patent claims in all three of the suits against us and EPI concluded on June 23, 2003. On January 5, 2004, the district court issued an opinion and order holding that, while Endo infringes the three Purdue patents, the patents are unenforceable due to inequitable conduct. The district court, therefore, dismissed the patent claims against us and EPI, declared the patents invalid, and enjoined Purdue from further enforcement of the patents. Purdue filed an appeal, as well as motions to expedite the appeal and to stay the injunction against enforcement of the patents until the appeal is resolved. Both motions were denied on March 18, 2004. In turn, we have cross-appealed the district court's infringement ruling. Briefing on the appeal and cross-appeal concluded in July 2004. By an earlier order, the judge bifurcated the antitrust counterclaims for a separate and subsequent trial. On November 3, 2004, the oral arguments relating to the appeal of this case were heard by the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., at which hearing both sides presented their arguments before a three-judge panel. On June 7, 2005, we announced that the U.S. Court of Appeals for the Federal Circuit in Washington, D.C., had affirmed the Opinion and Order issued in Endo's favor by the U.S. District Court for the Southern District of New York on January 5, 2004. This affirmance by the Federal Circuit Court dismisses the claims that Endo's oxycodone extended-release tablets, 10mg, 20mg, 40mg, and 80mg, a bioequivalent version of Purdue Frederick's OxyContin®, infringe Purdue's U.S. Patent Nos. 5,549,912, 5,508,042 and 5,656,295, and permanently enjoined Purdue from enforcing these patents. On June 21, 2005, Purdue filed a petition with the Federal Circuit seeking rehearing of the case by the panel that issued the June 7, 2005 decision, or alternatively by the entire court. On July 22, 2005, the Federal Circuit Court of Appeals requested that Endo submit a response brief as part of its review process of Purdue's petition for rehearing and rehearing en banc. Endo submitted this response on August 1, 2005.

On February 1, 2006, the Federal Circuit granted Purdue's motion for panel rehearing, vacated the June 7, 2005 decision of the district court, and remanded to the district court for further proceedings. The Federal Circuit's decision on rehearing directs the district court to give further consideration to its previous finding of unenforceability due to inequitable conduct. The Federal Circuit also affirmed the district court's finding that Endo's oxycodone extended-release tablets infringe the Purdue patents. The parties have jointly requested that the district court conduct a status hearing to discuss proceedings on the remand.

The company has reviewed the Federal Circuit Court's opinion with counsel and believes that, on remand, the District Court should again find that Purdue's patents are unenforceable due to Purdue's inequitable conduct before the U.S. Patent and Trademark Office. Endo does not currently intend to pursue an en banc rehearing of the Federal Circuit Court's opinion, but rather intends to pursue the remand proceedings in the District Court. In the event of a final, nonappealable adverse determination against it, the company would be required to terminate its sales of its bioequivalent version of OxyContin®. We can make no prediction as to how or when the District Court will rule on remand or whether Purdue will appeal again in the event we are successful on remand.

In the event that there is a final nonappealable judgment that Purdue's patents are valid and enforceable, Endo could face substantial liability for patent infringement and be obligated to pay Purdue damages in an amount to be determined by the District Court. Damages may be calculated based on profits that Purdue may have lost to Endo's sales of its generic OxyContin for the period the company sold the product, a reasonable royalty, and/or a variety of other legal theories, together with pre- or post-judgment interest on any such damages award. Although there can be no assurance, the company believes that it would be able to fund the payment of these damages without materially adversely affecting the operations of its business, including its acquisition and licensing strategy. The outcome of litigation is always uncertain, as are the imposition and level of damages. However, after consultation with counsel, the company believes that it is unlikely that Purdue would be awarded enhanced damages, such as treble damages.

On June 8, 2005, EPI filed a complaint against Purdue Pharma L.P., the Purdue Frederick Company, the Purdue Pharma Company, Ivax Corporation and Ivax Pharmaceuticals, Inc. (collectively, "Defendants") in the Superior Court of the Judicial District of Norwalk-Stamford Connecticut, alleging a violation of the Connecticut Unfair Trade Practices Act. Specifically, EPI claimed that the Defendants have engaged in unfair trade practices by launching an authorized generic version of Purdue's OxyContin® on the heels of the Federal Circuit's ruling that Purdue obtained its patents on OxyContin® through inequitable conduct. EPI sought temporary and permanent injunctions enjoining Defendants from marketing or selling their "authorized generic" OxyContin® during Endo's 180-day market exclusivity period, as well as compensatory damages, punitive damages, and attorneys' fees incurred in connection with the action. Defendants removed the case to the U.S. District Court for the District of Connecticut on July 1, 2005. In addition, Purdue filed a Motion to Dismiss, on July 1, 2005, and Ivax filed a Motion to Dismiss on July 8, 2005. EPI filed a Motion for Remand on August 5, 2005. On September 19, 2005, the District of Connecticut denied EPI's motion for remand. On the same date, EPI voluntarily dismissed the complaint without prejudice to refiling.

Litigation similar to that described above may also result from products we currently have in development, as well as those that we may develop in the future. We, however, cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against us.

Linda Serafin, et al. v. Purdue Pharma L.P., et al., No. 103031/04 (Supreme Court of the State of New York, County of New York)

On February 27, 2004, EPI was named, along with three other pharmaceutical companies, a hospital, and a doctor, as a defendant in a lawsuit filed by Linda Serafin and Michael Serafin in the Supreme Court of the State of New York, County of New York. The complaint alleged that EPI and another defendant manufactured oxycodone, OxyContin® and/or Percocet®. The complaint alleged that the defendants failed to adequately warn about the dangers involved with these drugs and that as a result of this failure to warn, plaintiffs sustained injury. Plaintiffs' counsel agreed to dismiss EPI, along with the other pharmaceutical manufacturer companies, with prejudice. EPI was dismissed without any payment or other remuneration from the Company. The Stipulation of Dismissal with respect to EPI was filed on January 17, 2006.

Litigation similar to that described above may also be brought by other plaintiffs in other jurisdictions. However, we cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against us.

Pricing Litigation

A number of cases, brought by local and state government entities, are pending that allege generally that EPI and numerous other pharmaceutical companies reported false pricing information in connection with certain drugs that are reimbursable under Medicaid. These cases generally seek damages, treble damages, disgorgement of profits, restitution and attorneys' fees.

The federal court cases have been or are in the process of being consolidated in the United States District Court for the District of Massachusetts under the Multidistrict Litigation Rules as *In re: Pharmaceutical Industry Average Wholesale Price Litigation, MDL 1456*. The following previously reported cases are pending in MDL 1456 and have been or will likely be consolidated into one consolidated complaint: *City of New York v. Abbott Laboratories, Inc., et al.*; *County of Albany v. Abbott Laboratories, Inc., et al.*; *County of Allegany v. Abbott Laboratories, Inc., et al.*; *County of Broome v. Abbott Laboratories, Inc., et al.*; *County of Cattaraugus v. Abbott Laboratories, Inc., et al*; *County of Cayuga v. Abbott Laboratories, Inc., et al.*; *County of Chautauqua v. Abbott Laboratories, Inc., et al.*; *County of Chenango v. Abbott Laboratories, Inc., et al.*; *County of Columbia v. Abbott Laboratories, Inc., et al.*; *County of Cortland v. Abbott Laboratories, Inc., et al.*; *County of Dutchess v. Abbott Laboratories, Inc., et al.*; *County of Essex v. Abbott Laboratories, Inc., et al.*; *County of Fulton v. Abbott Laboratories, Inc., et al.*; *County of Genesee v. Abbott Laboratories, Inc., et al.*; *County of Greene v. Abbott Laboratories, Inc., et al.*; *County of Herkimer v. Abbott Laboratories, Inc., et al.*; *County of Jefferson v. Abbott Laboratories, Inc., et al.*; *County of Lewis v. Abbott Laboratories, Inc., et al.*; *County of Madison v. Abbott Laboratories, Inc., et al.*; *County of Monroe v. Abbott Laboratories, Inc., et al.*; *County of Niagara v. Abbott Laboratories, Inc., et al.*; *County of Oneida v. Abbott Laboratories, Inc., et al.*; *County of Onondaga v. Abbott Laboratories, Inc., et al.*; *County of Ontario v. Abbott Laboratories, Inc., et al.*; *County of Orleans v. Abbott Laboratories, Inc., et al.*; *County of Putnam v. Abbott Laboratories, Inc., et al.*; *County of Rensselaer v. Abbott Laboratories, Inc., et al.*; *County of Rockland v. Abbott Laboratories, Inc., et al.*; *County of St. Lawrence v. Abbott Laboratories, Inc., et al.*; *County of Saratoga v. Abbott Laboratories, Inc., et al.*; *County of Schuyler v. Abbott Laboratories, Inc., et al.*; *County of Seneca v. Abbott Laboratories, Inc., et al.*; *County of Steuben v. Abbott Laboratories, Inc., et al.*; *County of Suffolk v. Abbott Laboratories, Inc., et al.*; *County of Tompkins v. Abbott Laboratories, Inc., et al.*; *County of Warren v. Abbott Laboratories, Inc., et al.*; *County of Washington v. Abbott Laboratories, Inc., et al.*; *County of Wayne v. Abbott Laboratories, Inc., et al.*; *County of Westchester v. Abbott Laboratories, Inc., et al*; and *County of Yates v. Abbott Laboratories, Inc., et al.*

Three additional New York counties represented by the same law firm as the counties described above filed lawsuits under seal in federal district court. Those lawsuits are: County of Chemung v. Abbott Laboratories, Inc., et al., filed in December 2005 in the United States District Court for the Western District of New York; County of Ulster v. Abbott Laboratories, Inc., et al., filed in January 2006 in the United States District Court for the Northern District of

New York; and County of Wyoming v. Abbott Laboratories, Inc., et al., filed in December 2005 in the United States District Court for the Western District of New York. It is expected that these cases will be transferred to MDL 1456 and will join the cases described above in a consolidated complaint.

One previously reported case filed in state court and removed to federal court has been remanded back to state court: *County of Erie v. Abbott Laboratories, Inc., et al.*

There is a previously reported case pending in state court in Alabama against EPI and numerous other pharmaceutical companies: *State of Alabama v. Abbott Laboratories, Inc., et al.*, filed in January 2005 in the Circuit Court of Montgomery County.

There is a previously reported case pending in Mississippi against EPI and numerous other pharmaceutical companies: *State of Mississippi v. Abbott Laboratories, Inc., et al.*, filed in October, 2005 in the Chancery Court of Hinds County, Mississippi.

The Company intends to contest all of these cases vigorously. Litigation similar to that described above may also be brought by other plaintiffs in various jurisdictions. However, we cannot predict the timing or outcome of any such litigation, or whether any such litigation will be brought against the Company.

Other Legal Proceedings

In addition to the above proceedings, we are involved in, or have been involved in, arbitrations or various other legal proceedings that arise from the normal course of our business. We cannot predict the timing or outcome of these claims and other proceedings. Currently, we are not involved in any arbitration and/or other legal proceeding that we expect to have a material effect on our business, financial condition, results of operations or cash flows.

Leases

We lease office and laboratory facilities under certain noncancelable operating leases that expire through January 2015. These leases are renewable at our option. Our capital leases primarily consist of leased automobiles. A summary of minimum future rental payments required under capital and operating leases as of December 31, 2005 is as follows (in thousands):

	Capital Leases	Operating Leases
2006	2,881	2,873
2007	1,592	2,727
2008	460	2,733
2009	8	2,740
2010	—	2,942
Thereafter	—	8,089
Total minimum lease payments	$4,941	$22,104
Less: Amount representing interest	573	
Total present value of minimum payments	$4,368	
Less: Current portion of such Obligations	2,591	
Long-term capital lease obligations	$1,777	

Rent expense incurred under operating leases was $3.1 million, $2.5 million and $2.0 million for the years ended December 31, 2005, 2004 and 2003, respectively.

13. Savings and Investment Plan

On September 1, 1997, we established a defined contribution Savings and Investment Plan covering all employees. Employee contributions are made on a pre-tax basis under section 401(k) of the Internal Revenue Code (the "Code"). We match up to six percent of the participants' contributions subject to limitations under section 401(k) of the Code. Participants are fully vested with respect to their own contributions. Participants are fully vested with respect to our contributions after three years of continuous service. Contributions by us amounted to $3.1 million, $2.2 million, and $1.4 million for the years ended December 31, 2005, 2004 and 2003, respectively.

14. Stockholders' Equity

Common Stock

Payment of dividends is restricted under terms of the Amended and Restated Credit Agreement.

Preferred Stock

The Board of Directors may, without further action by the stockholders, issue a series of Preferred Stock and fix the rights and preferences of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation preferences, the number of shares constituting any series and the designation of such series. As of December 31, 2005, no shares of Preferred Stock have been issued.

Pre-Merger Endo Warrants

The warrants issued to the holders of Company common stock prior to the Algos merger received warrants (known as the "Pre-Merger Endo Warrants"), which were exercisable at an exercise price of $0.01 per share into a specified number of shares of Company common stock. As of December 31, 2002, there were outstanding 71.3 million of these warrants. As the FDA did not approve MorphiDex® before December 31, 2002, these warrants became exercisable. Each of these outstanding 71.3 million warrants were exercisable into 0.416667 shares of common stock of Endo Pharmaceuticals Holdings Inc. All of these warrants were exercised into 29,687,602 shares of common stock at an exercise price of $0.01 per share. The warrants were exercisable until July 8, 2003.

Endo Pharma LLC 1997 Executive and Employee Stock Option Plans and Endo Parma LLC 2000 Supplemental Executive and Employee Stock Option Plans

On November 25, 1997, the Company established the 1997 Employee Stock Option Plan and the 1997 Executive Stock Option Plan (collectively, the "1997 Stock Option Plans"). On July 17, 2000, the 1997 Stock Option Plans were amended and restated. The Endo Pharma LLC 1997 Stock Option Plans are these amended and restated 1997 Stock Options Plans and reserved an aggregate of 25,615,339 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 1997 Stock Option Plans expire on August 26, 2007. Upon exercise of these stock options, only currently outstanding shares of common stock of the Company held by Endo Pharma LLC are issued. Exercise of these stock options has not and will not result in the issuance of additional shares in the Company and does not dilute the public stockholders.

Pursuant to the Algos merger and related recapitalization of the Company on July 17, 2000, the Endo Pharma LLC 2000 Supplemental Stock Option Plans were established. The Endo Pharma LLC 2000 Supplemental Stock Option Plans reserved an aggregate of 10,672,314 shares of common stock of the Company held by Endo Pharma LLC for issuance. Stock options granted under the Endo Pharma LLC 2000 Supplemental Stock Option Plans expire on August 26, 2007. The Endo Pharma LLC 2000 Supplemental Stock Option Plans became effective on January 1, 2003, resulting in the issuance of 10,672,314 stock options to certain employees and members of management. No additional shares of Company common stock have been or will be issued as a result of the exercise of these stock options, because these stock options are exercisable only into shares of Company common stock that are held by Endo Pharma LLC. Accordingly, exercise of these stock options has not and will not result in the issuance of additional shares in the Company and does not dilute the public stockholders.

The shares of Company common stock that individuals receive upon exercise of stock options pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans are currently subject to significant restrictions that are set forth in stockholders' agreements.

A summary of the activity under the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans from January 1, 2003 through December 31, 2005 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2003	23,766,755	$2.71
Granted	10,672,314	$2.42
Exercised	(2,466,803)	$2.46
Forfeited	(87,240)	$2.80
Outstanding, December 31, 2003	31,885,026	$2.63
Exercised	(6,854,980)	$2.46
Forfeited	(754)	$2.42
Outstanding, December 31, 2004	25,029,292	$2.68
Exercised	(22,219,680)	$2.71
Forfeited	(347)	$2.42
Outstanding, December 31, 2005	2,809,265	$2.42

The following table summarizes information about stock options outstanding under the Endo Pharma LLC Stock Option Plans at December 31, 2005:

Options Outstanding

Number Outstanding	Weighted Average Remaining Contractual Life	Exercise Price
2,809,265	20 months	$2.42

Of the outstanding Endo Pharma LLC stock options as of December 31, 2005, 1,309,392 shares have vested and are exercisable ratably over service periods of five years and 1,199,898 shares have vested and are exercisable at the end of nine years from the date of grant. The vesting and exercisability of options may be accelerated at the discretion of the Board of Directors or upon the occurrence of certain defined events.

During the year ended December 31, 2003, 4,810,936 Class C Endo Pharma LLC stock options vested upon achievement of certain performance conditions. We recorded a $96.0 million compensation charge related to the vesting of these performance-based stock options. The amount represents the estimated difference in the market price and the exercise price of the vested stock options.

The Class C Endo Pharma LLC stock options (all of which were vested) became exercisable at the earlier of an exit event, as defined, or January 1, 2006. If the Class C stock options were not exercised by January 1, 2006, they would have expired. Although the Company had considered extending the term of the Class C stock options, following enactment of the 2004 American Jobs Creation Act, an extension of the term of the stock options would result in adverse tax consequences for the option holders. As a result, the Company and Endo Pharma LLC decided to accelerate the exercisability of the Class C stock options to allow approximately 22 million Class C stock options to be exercised before their expiration on January 1, 2006. The exercise of the Class C stock options is expected to generate a significant tax deduction for the Company and create a significant tax sharing payment obligation to Endo Pharma LLC pursuant to the tax sharing agreement (See Note 16). Upon exercise, option holders received shares of Company common stock currently owned by Endo Pharma LLC. Accordingly, no additional shares of Company common stock were issued upon the exercise of the Class C stock options during the year ended December 31, 2005.

Stock options exercisable pursuant to the Endo Pharma LLC 1997 Stock Option Plans as of December 31, 2005 and 2004 were 2,509,290 and 1,958,537, respectively.

Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans

In August 2000, we established the 2000 Stock Incentive Plan. The 2000 Stock Incentive Plan reserves an aggregate of 4,000,000 shares of common stock of the Company for issuance to employees, officers, directors and consultants. The 2000 Stock Incentive Plan provides for the issuance of stock options, restricted stock, stock bonus awards, stock appreciation rights or performance awards. In May 2004, our stockholders approved the Endo Pharmaceuticals Holdings Inc. 2004 Stock Incentive Plan. The maximum number of shares of Company stock reserved for issuance under the 2004 Plan is 4,000,000 shares. The 2004 Plan provides for the grant of stock options, stock appreciation rights, shares of restricted stock, performance shares, performance units or other share-based awards that may be granted to executive officers and other employees of the Company, including officers and directors who are employees, to non-employee directors and to consultants to the Company. As of December 31, 2005, only stock options have been awarded under both plans. Stock options granted under the 2000 and 2004 Stock Incentive Plans generally vest over four years, except in the case of certain "change of control" events as defined in the Plans, and expire ten years from the date of grant. Unlike the stock options granted under the Endo Pharma LLC Stock Option Plans, the exercise of the stock options granted pursuant to the Endo Pharmaceuticals Holdings Inc. 2000 and 2004 Stock Incentive Plans will dilute our public stockholders. As of December 31, 2005, stock options outstanding under the 2000 and 2004 Stock Incentive Plan were vested and exercisable into 1,430,058 shares, at a weighted average exercise price of $11.82. 6,951,179 shares were reserved for future issuance upon exercise of options granted or to be granted under these plans.

A summary of the activity under our 2000 and 2004 Stock Incentive Plans from January 1, 2003 through December 31, 2005 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2003	1,985,223	$ 8.82
Granted	1,441,290	$15.90
Exercised	(17,714)	$ 8.74
Forfeited	(78,620)	$ 9.95
Outstanding, December 31, 2003	3,330,179	$11.86
Granted	981,806	$17.61
Exercised	(86,248)	$ 8.96
Forfeited	(238,191)	$15.94
Outstanding, December 31, 2004	3,987,546	$13.09
Granted	392,807	$22.13
Exercised	(944,859)	$10.78
Forfeited	(136,064)	$14.40
Outstanding, December 31, 2005	3,299,430	$14.78

The weighted average, grant date fair value per option granted was $11.66, $9.83 and $9.54 for options granted during the years ended December 31, 2005, 2004 and 2003, respectively.

The following table summarizes information about stock options outstanding under our 2000 and 2004 Stock Incentive Plans at December 31, 2005:

2000 and 2004 Stock Incentive Plans Options Outstanding

Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Exercisable Weighted Average Exercise Price	Range of Exercise Prices
623,595	6.1	$ 8.44	525,528	$ 8.31	$ 6.47 - $ 9.17
416,927	6.3	$ 9.33	308,577	$ 9.34	$ 9.18 - $ 9.40
782,000	7.5	$14.60	357,332	$14.47	$ 9.41 - $15.24
637,666	8.5	$16.32	103,732	$16.46	$15.25 - $16.47
839,242	8.8	$21.18	134,889	$20.63	$16.48 - $29.99

15. Earnings Per Share

The following is a reconciliation of the numerator and denominator of basic and diluted earnings per share for the years ending December 31, 2005, 2004 and 2003 (in thousands, except per share data):

	2005	2004	2003
Numerator:			
Net income available to common stockholders	$202,295	$143,309	$69,790
Denominator:			
For basic per share data — weighted average shares	132,242	131,805	128,417
Effect of dilutive stock options	1,047	913	4,022
For diluted per share data — weighted average shares	133,289	132,718	132,439
Basic earnings per share	$1.53	$1.09	$0.54
Diluted earnings per share	$1.52	$1.08	$0.53

Anti-dilutive securities were 15,698, 70,629 and 359,475 for 2005, 2004 and 2003, respectively and have not been included above. Stock options exercisable pursuant to the Endo Pharma LLC 1997 Stock Option Plans and the Endo Pharma LLC 2000 Supplemental Stock Option Plans do not result in the issuance of additional shares of the Company and are only exercisable, after the achievement of various conditions, into common stock of the Company held by Endo Pharma LLC.

16. Related Party Transactions

Tax Sharing Agreement. On July 14, 2000, Endo Pharma LLC was formed in connection with the Algos merger to ensure that the stock options granted pursuant to the Endo Pharma LLC Stock Option Plans diluted only the Endo common stock held by persons and entities that held such shares prior to our merger with Algos. Endo Pharma LLC is a limited liability company that held approximately 15% of our common stock at December 31, 2005, in which affiliates of Kelso & Company and certain members of management have an interest. Upon the exercise of these stock options, only currently outstanding shares of our common stock held by Endo Pharma LLC have been and will delivered. Because Endo Pharma LLC, and not us, has been and will provide the shares upon the exercise of these options, we have entered into a tax sharing agreement with Endo Pharma LLC under which we are required to pay to Endo Pharma LLC the amount of the tax benefits usable by us as a result of the exercise of these stock options into shares of our common stock held by Endo Pharma LLC. As of December 31, 2005, approximately 32.7 million of these stock options had been exercised into shares of our common stock held by Endo Pharma LLC. Upon exercise of any of these Endo Pharma LLC stock options, we generally will be permitted to deduct as a compensation charge, for federal income tax purposes, an amount equal to the difference between the market price of our common stock and the exercise price paid upon exercise of these options (as of December 31, 2005, approximately $669 million), which is estimated to result in a tax benefit amount of approximately $257 million. Under the tax sharing agreement, we are required to pay this $257 million, $56 million of which has already been paid as of December 31, 2005, to Endo Pharma LLC to the extent that a compensation charge deduction is usable by us to reduce our taxes and based upon the assumption that all other deductions of Endo are used prior thereto. Additionally, as part of the tax sharing agreement, Endo Pharma LLC will reimburse us for the after-tax employer payroll taxes paid by us as a result of the exercise of the 32.7 million options discussed above. We have paid approximately $9.9 million in employer payroll taxes, of which Endo Pharma LLC will reimburse us for approximately $6.1 million, which represents the after-tax employer payroll tax expensed by us for the periods from 2001 through 2005.

On April 30, 2004, the tax sharing agreement was amended to provide for a specific schedule upon which payments currently contemplated by the tax sharing agreement would be made. The amended tax sharing agreement provides that the amount of the tax benefits usable by us in each such year will be paid to Endo Pharma LLC in two installments: (i) 50% of the estimated amount shall be paid within 15 business days of our receipt from our independent registered public accounting firm of an opinion on our final audited financial statements, and (ii) the remaining amount shall be paid within 30 business days of the filing of our federal income tax return.

In 2004, we paid $13.5 million to Endo Pharma LLC to satisfy the tax sharing obligations attributable to 2001, 2002 and 2003. Since 6.6 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised into common stock and sold in the offerings on August 9, 2004 and November 29, 2004, at prices of $17.46 and $20.02, respectively, with a weighted average exercise price of $2.44, and an assumed tax rate of 38.7%, we were obligated to pay Endo Pharma LLC a tax benefit of approximately $41 million. Fifty percent of the tax benefit amount attributable to these two 2004 offerings and other Endo Pharma

LLC stock option exercises in 2004, aggregating $21.4 million, was due and was paid within 15 business days of the date we received an opinion on our audited 2004 financial statements from our independent registered public accounting firm and the remaining fifty percent of the tax benefit amount attributable to 2004 was due within 30 business days of the date on which we filed our 2004 tax return with the Internal Revenue Service (which occurred in September 2005) and approximately $21.4 million was paid in October 2005 to satisfy the tax sharing obligations attributable to 2004. As of December 31, 2005, approximately $200.9 million is payable to Endo Pharma LLC related to estimated tax sharing payments that we are obligated to pay which are attributable to 2005. This amount will be offset by the $6.1 million after-tax employer payroll amount discussed above. All payments made and accrued pursuant to the tax sharing agreement have been reflected as a reduction of stockholders' equity in the accompanying financial statements. The estimated tax benefit amount payment to Endo Pharma LLC attributable to Endo Pharma LLC stock options exercised may increase if certain holders of Endo Pharma LLC stock options exercise additional stock options in the future.

On April 30, 2004, we filed a shelf registration statement on Form S-3, as amended on June 10, June 14 and June 25, 2004, providing for the sale by Endo Pharma LLC and certain other selling stockholders named therein, including certain of our directors and officers, from time to time, of up to 30 million currently issued and outstanding shares of our common stock. The shelf registration statement was declared effective by the Securities and Exchange Commission on June 28, 2004. After the closing of the August 9, 2004 and November 29, 2004 offerings, which totaled 19 million shares, up to 11 million shares remained eligible for sale by Endo Pharma LLC under this shelf registration statement. On September 2, 2005, we filed another registration statement on Form S-3, which was declared effective by the Securities and Exchange Commission on September 26, 2005. This shelf registration statement, as amended, effectively increased the shares available for sale by Endo Pharma LLC from 11 million shares to up to 33.35 million currently issued and outstanding shares of our common stock. All of the shares available under this registration statement were sold pursuant to an offering on October 12, 2005, as discussed below. Endo Pharma LLC has informed us that, subject to a variety of factors, including market conditions and stock price levels, it may initiate additional secondary offerings of our common stock in the future (See Note 17).

The Class C Endo Pharma LLC stock options (all of which were vested) became exercisable at the earlier of an exit event, as defined, or January 1, 2006. If the Class C stock options were not exercised by January 1, 2006, they would have terminated. Although the Company had considered extending the term of the Class C stock options, following enactment of the 2004 American Jobs Creation Act, an extension of the term of the stock options would result in adverse tax consequences for the option holders. As a result, the Company and Endo Pharma LLC decided to accelerate the exercisability of the Class C stock options to allow approximately 22 million Class C stock options to be exercised before their expiration on January 1, 2006. The exercise of the Class C stock options is expected to generate a significant tax deduction for the Company and create a significant tax sharing payment obligation to Endo Pharma LLC pursuant to the tax sharing agreement. Upon exercise, option holders will receive shares of Company common stock currently owned by Endo Pharma LLC. Accordingly, no shares of Company common stock will be issued upon exercise of the Class C stock options.

On October 12, 2005, as part of the sale of 33,350,000 shares of our common stock, approximately 19.5 million shares underlying stock options granted under the Endo Pharma LLC stock option plans were exercised at a market price of $26.04, with a weighted average exercise price of $2.72, and an assumed tax rate of 38.4%. Since the attributable compensation charge deductions are usable to reduce our taxes in 2005, we are obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $175 million. Fifty percent of the estimated tax benefit amount attributable to the October 12, 2005 offering and any additional tax benefits attributable to the exercise of stock options granted under the Endo Pharma LLC stock option plans in 2005 will be due within 15 business days of the date we receive an opinion on our final audited 2005 financial statements from our independent registered public accounting firm and the remaining tax benefit amount attributable to 2005 is due within 30 business days of the date on which we file our 2005 tax return with the Internal Revenue Service. Additionally, since approximately 2.7 million additional stock options granted under the Endo Pharma LLC stock option plans were exercised during the year ended December 31, 2005, and since the attributable compensation charge deductions are usable to reduce our taxes in 2005, we will be obligated, under our amended tax sharing agreement, to pay to Endo Pharma LLC an additional tax benefit amount of approximately $26 million in 2006. As a result of the significant tax deductions expected to be generated in 2005 from the exercise of the 22.2 million stock options discussed above, we have incurred a net operating loss in 2005 for tax purposes which will permit us to obtain a tax refund of a portion of prior years' payments during 2006. All payments that have been, or will be, made or accrued pursuant to the tax sharing agreement have been, or will be, reflected as a reduction of stockholders' equity in our consolidated financial statements. As of December 31, 2005, there are approximately 2.8 million stock options remaining to be exercised under the Endo Pharma LLC stock option plans. Using a weighted average exercise price of $2.42 per share and an assumed tax rate of 38.4%, if all of these remaining stock options under the Endo Pharma LLC stock option plans were vested and exercised, and assuming the price of our common stock was $30.26 per share, the closing price on December 30, 2005, we would generally be able to deduct, for income tax purposes, compensation of approximately $78 million, which could result in a tax benefit amount of approximately $30 million payable to Endo Pharma LLC in 2007 and beyond.

Settlement of Contingent Obligation. During the year ended December 31, 2005, the Company reached an agreement with an individual to compensate him a total of $2 million for past services rendered to the Company. This agreement was finalized in

May 2005, and the $2 million has been recorded in selling, general and administrative expenses during the year ended December 31, 2005. Endo Pharma LLC made these payments totaling $2 million on behalf of the Company, and they have been treated as a capital contribution by Endo Pharma LLC.

17. Subsequent Events

In January 2006, the Company signed a license agreement with ZARS Pharma that will give it the exclusive North American rights to Synera™ (lidocaine 70 mg and tetracaine 70 mg) topical patch. Under the terms of the agreement, the Company paid ZARS an upfront fee of $11 million, with additional payments of up to approximately $27 million upon achievement of certain commercial milestones, $8 million of which will be due upon the first commercial sale of the product, which is expected in the second half of 2006. The Company will also pay ZARS undisclosed royalties on net sales of Synera™. ZARS is a privately held company based in Salt Lake City, Utah, focused on the development and commercialization of patented technologies that deliver drugs into and across the skin. Synera™ is a topical local anesthetic patch for use on intact skin to provide local dermal anesthesia in children and adults. Approved by the U.S. Food and Drug Administration on June 23, 2005, Synera™ is expected to become commercially available in the second half of 2006.

In January 2006, the Company completed a public offering of 15,000,000 shares of its common stock by certain of its shareholders. All of the shares were already issued and outstanding, except for approximately 40,000 shares representing shares underlying outstanding stock options. Endo Pharma LLC sold the majority of the shares being sold. Certain members of management have an ownership interest in Endo Pharma LLC. Shares were sold by management and certain members of the board of directors of the Company. Following completion of the offering, Endo Pharma LLC held approximately 8.0% of Endo's outstanding common stock.

On February 6, 2006, we announced that our wholly owned subsidiary, Endo Pharmaceuticals Inc., would continue its commercial sales of its bioequivalent version of OxyContin. The company had announced on February 1, 2006 that the Federal Circuit Court of Appeals had vacated its unanimous June 7, 2005 affirmance of the Opinion and Order issued in our favor by the U.S. District Court for the Southern District of New York, which found Purdue had committed inequitable conduct in the U.S. Patent and Trademark Office. The Federal Circuit also affirmed the District Court's finding that, if Purdue's patents are enforceable, our oxycodone extended- release tablets infringe these patents. Further, the Federal Circuit issued a new opinion on February 1, 2006 remanding the case to the same district court for its further consideration as to whether the Purdue patents are unenforceable. (See Note 12 for further discussion).

In February 2006, approximately 1.4 million stock options were granted to employees that will vest over four years, except in the case of certain "change of control" events as defined in the Plans, and expire ten years from the date of grant. The exercise price of the options granted was equal the closing price on the date of grant.

On March 2, 2006, we amended our license agreement with Noven, effective as of December 31, 2005, to terminate the provisions of the agreement applicable to the generic fentanyl patch product. As part of such amendment, Endo received a right of first negotiation for certain future generic fentanyl patch products that Noven may develop.

18. Quarterly Financial Data (Unaudited)

Quarter Ended	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
2005(1)				
Net sales	$137,754	$196,380	$245,241	$240,789
Gross profit	$108,169	$154,122	$183,842	$187,681
Operating income	$ 20,231	$ 77,119	$104,726	$111,173
Net income	$ 13,815	$ 49,046	$ 66,553	$ 72,881
Net income per share (basic)	$ 0.10	$ 0.37	$ 0.50	$ 0.55
Net income per share (diluted)	$ 0.10	$ 0.37	$ 0.50	$ 0.54
Weighted average shares (basic)	131,871	131,973	132,376	132,736
Weighted average shares (diluted)	132,829	132,929	133,532	133,744

Quarter Ended	March 31,	June 30,	September 30,	December 31,
	(in thousands, except per share data)			
2004(2)				
Net sales	$153,489	$143,968	$160,349	$157,294
Gross profit	$120,616	$115,053	$122,146	$116,296
Operating income	$ 66,491	$ 50,529	$ 66,148	$ 45,767
Net income	$ 41,174	$ 31,548	$ 41,377	$ 29,210
Net income per share (basic)	$ 0.31	$ 0.24	$ 0.31	$ 0.22
Net income per share (diluted)	$ 0.31	$ 0.24	$ 0.31	$ 0.22
Weighted average shares (basic)	131,779	131,792	131,804	131,842
Weighted average shares (diluted)	132,720	132,789	132,460	132,749

Quarterly and year to date computations of per share amounts are made independently; therefore, the sum of the per share amounts for the quarters may not equal per share amounts for the year.

(1) Operating income for the year ended December 31, 2005 was impacted by up-front and milestone payments to partners of $20 million in the first quarter, $6.5 million in the third quarter and $0.8 million in the fourth quarter. Operating income for the year ended December 31, 2005 was also impacted by the write-off of the transdermal fentanyl patch inventory and unamortized portion of the license fee of $10.5 million in the third quarter and the recovery of $0.7 million of this write-off in the fourth quarter.

(2) Operating income for the year ended December 31, 2004 was impacted by up-front and milestone payments to partners of $10 million in the second quarter and $3 million in the fourth quarter. Operating income for the year ended December 31, 2004 was also impacted by the termination of a development agreement and the write-off of the unamortized portion of the license fee of $3.8 million in the first quarter.

Company Information

Directors

Carol A. Ammon
Chairman of the Board

John J. Delucca [1]
Retired Executive Vice President and Chief Financial Officer, REL Consultancy Group

Michel de Rosen
Chairman of the Board, President and Chief Executive Officer, ViroPharma Incorporated

Michael Hyatt [2]
Senior Managing Director, Bear, Stearns & Co.

Roger H. Kimmel [1]
Vice Chairman, Rothschild, Inc.

Peter A. Lankau
President and Chief Executive Officer

Clive A. Meanwell, M.D., Ph.D.
Chairman, President and Chief Executive Officer The Medicines Company

Joseph T. O'Donnell, Jr. [1]
Founding Partner, Briscoe Capital Management, LLC

[1] Audit Committee Member
[2] Compensation Committee Member

Officers

Jeffrey R. Black
Executive Vice President, Chief Financial Officer and Treasurer

Peter A. Lankau
President and Chief Executive Officer

David A. H. Lee, M.D., Ph.D.
Executive Vice President, Research & Development and Chief Scientific Officer

Caroline B. Manogue
Executive Vice President, Chief Legal Officer and Secretary

Corporate Information

Corporate Headquarters

100 Endo Boulevard
Chadds Ford, PA 19317
(610) 558-9800

R&D Facility

177 Cantiague Rock Road
Westbury, NY 11590

Auditors

Deloitte & Touche LLP
1700 Market Street, 25th Floor
Philadelphia, PA 19103

Corporate Counsel

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038

Investor Relations

A. William Newbould
Vice President, Corporate Communications
(610) 558-9800, ext. 4169

Annual Shareholder Meeting

Tuesday, May 30, 2006 @ 2:00 p.m.
Endo Pharmaceuticals
100 Endo Boulevard
Chadds Ford, PA 19317

SEC Form 10-K

A copy of the company's annual report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, may be obtained without charge by writing to:

Corporate Communications
Endo Pharmaceuticals
100 Endo Boulevard
Chadds Ford, PA 19317

Web Site

www.endo.com

Annual Report Design
Acme Design Group
www.acmedesign.com

Caution: Forward-Looking Statements

This document contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to changes in economic, business, competitive, market and regulatory factors. More information about those factors is contained in Endo's filings with the U.S. Securities and Exchange Commission.



PHARMACEUTICALS

Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, PA 19317
www.endo.com